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Filed pursuant to Rule 424(b)(5)
Registration No. 333-113415

        PROSPECTUS SUPPLEMENT
(To Prospectus Dated March 17, 2004)

10,500,000 Shares

Westar Energy, Inc.

Common Stock
$20.65 per share

        We are selling 10,500,000 shares of our common stock. We have granted the underwriters an option to purchase up to 1,575,000 additional shares of our common stock to cover over-allotments.

        Our common stock is listed on The New York Stock Exchange under the symbol "WR." The last reported sale price on The New York Stock Exchange on March 25, 2004 was $20.65 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 4 of the accompanying prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$20.650	$216,825,000
Underwriting Discount	$0.723	$7,591,500
Proceeds to Westar Energy, Inc. (before expenses)	$19.927	$209,233,500

        The underwriters expect to deliver the shares to purchasers on or about March 31, 2004.

Joint Book-Running Managers

Citigroup	Lehman Brothers	Wachovia Securities

Co-Managers

JPMorgan
Credit Suisse First Boston
BNY Capital Markets, Inc.
Deutsche Bank Securities
A.G. Edwards & Sons, Inc.
Edward D. Jones & Co., L.P.

March 25, 2004

Prospectus Supplement
Prospectus Supplement Summary	S-1
Use of Proceeds	S-8
Capitalization	S-9
Selected Consolidated Financial Data	S-10
Management's Discussion and Analysis of Financial Condition and Results of Operations	S-11
Dividends and Price Range of Common Stock	S-31
Underwriting	S-32
Legal Matters	S-33
Prospectus
Prospectus Summary	1
Disclosure About Forward-Looking Statements	2
Risk Factors	4
Use of Proceeds	7
Ratio of Earnings to Fixed Charges	7
Dividend Policy	8
Description of Capital Stock	9
Certain Provisions of Westar Energy's Articles and By-laws	11
Description of Debt Securities	11
Description of First Mortgage Bonds	15
Global Securities	19
Plan of Distribution	21
Legal Matters	21
Experts	22
About this Prospectus	22
Where You Can Find More Information	22

        You should rely only on the information contained in this document or to which we have referred you herein. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents we refer you to. You should read the following summary together with the more detailed information and financial statements and the notes to those statements appearing elsewhere in this prospectus supplement and the accompanying prospectus. You should also review "Risk Factors" beginning on page 4 of the accompanying prospectus to determine whether an investment in our common stock is appropriate for you. Unless the context otherwise requires, all references in this prospectus supplement to "the company," "we," "us," "our" or similar words are to Westar Energy, Inc., together with its consolidated subsidiaries. The term "Westar Energy" refers to Westar Energy, Inc. alone and not together with its consolidated subsidiaries.

Our Company

        Westar Energy, a Kansas corporation incorporated in 1924, is the largest electric utility in Kansas. We, together with our wholly owned subsidiary, Kansas Gas and Electric Company (KGE), provide electric generation, transmission and distribution services to approximately 644,000 customers in Kansas. Westar Energy provides these services in northeastern Kansas, including the Topeka, Lawrence, Manhattan, Salina and Hutchinson metropolitan areas. KGE provides these services in south-central and southeastern Kansas, including the Wichita metropolitan area. Both Westar Energy and KGE conduct business using the name Westar Energy. We own 5,904 MW of generation capacity. Based on MMBtus, our 2003 actual fuel mix was 81% coal, 14% nuclear and 5% natural gas, oil or diesel fuel. We own approximately 6,100 miles of transmission lines, approximately 25,200 miles of overhead distribution lines and approximately 3,200 miles of underground distribution lines.

        KGE owns a 47% interest in the Wolf Creek Generating Station (Wolf Creek), a nuclear power plant located near Burlington, Kansas, and a 47% interest in Wolf Creek Nuclear Operating Corporation (WCNOC), the operating company for Wolf Creek.

        Westar Industries, Inc. (Westar Industries), our wholly owned subsidiary, owned an 87% interest in Protection One, Inc. (Protection One), a former subsidiary that provides monitored security services in the United States, and our investment in Protection One Europe, a company that provides monitored security services in Europe. We sold our interest in Protection One on February 17, 2004, and we sold our interest in Protection One Europe on June 30, 2003. In 2003, we classified our interests in monitored security businesses as discontinued operations. Westar Industries continues to own other non-material investments.

        In fiscal 2003, we generated $1.5 billion in revenues and $84.0 million in earnings and had $5.7 billion in assets.

Our Strategy

        Our focus during 2003 was the reduction of debt, primarily through the disposition of non-utility and non-core operations. These goals have largely been achieved. In 2003, we reduced our debt by $965.7 million primarily through use of the proceeds from the sale of our stock in ONEOK, Inc. (ONEOK), a diversified energy company, and through the retirement of $135.0 million of debt that was economically defeased in 2002. With the closing of the sale of our interest in Protection One on February 17, 2004, we received proceeds of $122.2 million, which will also be used to reduce debt.

        As we have now returned to our roots as a pure-play Kansas electric utility, our strategic goals are to continue to:

  •
  Improve our core utility business by improving customer service;

  •
  Reduce our business, financial and operational risk profile; and

  •
  Maintain open communication and cooperation with all constituencies.

Our Electric Utility Operations

        The following summary highlights certain aspects of our electric utility operations. For a more detailed discussion of our electric utility operations and our other operations, we encourage you to read the documents we refer you to in this prospectus supplement and the accompanying prospectus.

General

        Westar Energy supplies electric energy at retail to approximately 346,000 customers in northeastern Kansas, including the communities of Topeka, Lawrence, Manhattan, Salina and Hutchinson. KGE supplies electric energy at retail to approximately 298,000 customers in south-central and southeastern Kansas, including the city of Wichita. We classify our retail customers as residential, commercial and industrial as defined in our tariffs. We also supply electric energy at wholesale to the electric distribution systems of 55 Kansas cities and four rural electric cooperatives. We have contracts for the sale, purchase or exchange of wholesale electricity with other utilities. In addition, our energy marketing operations purchase and sell wholesale electricity in areas outside our historical service territory.

Generation Capacity

        We have 5,904 megawatts (MW) of generating capacity, of which 2,596 MW, including Wolf Creek, is owned by KGE. Our aggregate 2003 peak system net load of 4,655 MW occurred on August 21, 2003. This is also our all-time peak system net load. Our net generating capacity combined with firm capacity purchases and sales provided a capacity margin of approximately 18% above system peak responsibility at the time of the peak. We do not anticipate needing additional generating capacity through at least 2006. The following table provides additional information on our generating units.

Electric Utility Facilities

						Unit Capacity (MW) By Owner
Name	Location	Unit No.		Year Installed	Principal Fuel	Westar Energy	KGE	Total Company
Abilene Energy Center:	Abilene, Kansas
Combustion Turbine		1		1973	Gas	71.0	—	71.0
Gordon Evans Energy Center:	Colwich, Kansas
Steam Turbines		1		1961	Gas—Oil	—	147.0	147.0
		2		1967	Gas—Oil	—	383.0	383.0
Combustion Turbines		1		2000	Gas—Oil	75.0	—	75.0
		2		2000	Gas—Oil	77.0	—	77.0
		3		2001	Gas—Oil	151.0	—	151.0
Diesel Generator		1		1969	Diesel	—	3.0	3.0
Hutchinson Energy Center:	Hutchinson, Kansas
Steam Turbines		1		1950	Gas	17.0	—	17.0
		2		1950	Gas	18.0	—	18.0
		3		1951	Gas	28.0	—	28.0
		4		1965	Gas	175.0	—	175.0
Combustion Turbines		1		1974	Gas	54.0	—	54.0
		2		1974	Gas	54.0	—	54.0
		3		1974	Gas	54.0	—	54.0
		4		1975	Diesel	77.0	—	77.0
Diesel Generator		1		1983	Diesel	3.0	—	3.0
Jeffrey Energy Center (84%):	St. Marys, Kansas
Steam Turbines		1	(a)	1978	Coal	471.0	147.0	618.0
		2	(a)	1980	Coal	470.0	147.0	617.0
		3	(a)	1983	Coal	475.0	149.0	624.0
Wind Turbines		1	(a)	1999	—	0.5	0.1	0.6
		2	(a)	1999	—	0.5	0.1	0.6
LaCygne Station (50%):	LaCygne, Kansas
Steam Turbines		1	(a)	1973	Coal	—	344.0	344.0
		2	(b)	1977	Coal	—	337.0	337.0
Lawrence Energy Center:	Lawrence, Kansas
Steam Turbines		3		1954	Coal	57.0	—	57.0
		4		1960	Coal	122.0	—	122.0
		5		1971	Coal	388.0	—	388.0
Murray Gill Energy Center:	Wichita, Kansas
Steam Turbines		1		1952	Gas—Oil	—	42.0	42.0
		2		1954	Gas—Oil	—	69.0	69.0
		3		1956	Gas—Oil	—	104.0	104.0
		4		1959	Gas—Oil	—	107.0	107.0
Neosho Energy Center:	Parsons, Kansas
Steam Turbine		3		1954	Gas—Oil	—	69.0	69.0
State Line (40%):	Joplin, Missouri
Combined Cycle		2-1	(a)	2001	Gas	66.0	—	66.0
		2-2	(a)	2001	Gas	64.0	—	64.0
		2-3	(a)	2001	Gas	72.0	—	72.0
Tecumseh Energy Center:	Tecumseh, Kansas
Steam Turbines		7		1957	Coal	85.0	—	85.0
		8		1962	Coal	143.0	—	143.0
Combustion Turbines		1		1972	Gas	20.0	—	20.0
		2		1972	Gas	20.0	—	20.0
Wolf Creek Generating Station (47%):	Burlington, Kansas
Nuclear		1	(a)	1985	Uranium	—	548.0	548.0

Total						3,308.0	2,596.2	5,904.2

(a)
We jointly own Jeffrey Energy Center (84%), LaCygne 1 generating unit (50%), Wolf Creek Generating Station (47%) and State Line (40%). Total unit capacity amounts reflect Westar Energy's ownership only.

(b)
In 1987, we entered into a sale-leaseback transaction involving our 50% interest in the LaCygne 2 generating unit.

        We own approximately 6,100 miles of transmission lines, approximately 25,200 miles of overhead distribution lines and approximately 3,200 miles of underground distribution lines.

        Substantially all of our utility properties are encumbered by first priority mortgages pursuant to which bonds have been issued and are outstanding.

        The generating capacity for all of our electric utility facilities by fuel type is summarized below.

Fuel Type	Capacity (MW)	Percent of Total Capacity
Coal	3,335	56.5
Nuclear	548	9.3
Natural gas or oil	1,937	32.8
Diesel fuel	83	1.4
Wind	1	—

Total	5,904	100.0

Fuel Mix

        Based on MMBtus, our 2003 actual fuel mix was 81% coal, 14% nuclear and 5% natural gas, oil or diesel fuel. We expect that our fuel mix in 2004 will have a higher percentage of nuclear usage since 2004 is not a refueling year at Wolf Creek. Our fuel mix fluctuates with the operation of Wolf Creek, fluctuations in fuel costs, plant availability, customer demand and the cost and availability of wholesale market power.

Wolf Creek

        Wolf Creek is a 1,166 MW nuclear power plant located near Burlington, Kansas. Wolf Creek began operation in 1985. KGE owns a 47% interest in Wolf Creek, or 548 MW, which represents 9.3% of our total generating capacity. Kansas City Power & Light Company also owns a 47% interest in Wolf Creek and a 6% interest is owned by a group of Kansas electric cooperatives. Wolf Creek is operated by WCNOC, a corporation owned by the co-owners of Wolf Creek. The co-owners pay the operating costs of WCNOC equal to their percentage ownership in Wolf Creek. WCNOC has approximately 1,000 employees.

        Over the last three years, Wolf Creek contributed an average of 16% of our annual megawatt hours (MWh) generated while operating at an average capacity factor of approximately 92%. Wolf Creek has the lowest fuel cost per MWh generated of any of our generating units. An extended or unscheduled shutdown of Wolf Creek could have a substantial adverse effect on our business, financial condition and consolidated results of operations because of higher replacement power and other costs and reduced amounts of power to sell at wholesale.

Regulation and Rates

        As a Kansas electric utility, we are subject to the jurisdiction of the Kansas Corporation Commission (KCC), which has general regulatory authority over our rates, extensions and abandonments of service and facilities, valuation of property, the classification of accounts, the issuance of some securities and various other matters. We are also subject to the jurisdiction of the Federal Energy Regulatory Commission, which has authority over wholesale sales of electricity, the transmission of electric power and the issuance of some securities. We are subject to the jurisdiction of the Nuclear Regulatory Commission for nuclear plant operations and safety. We are exempt as a public utility holding company pursuant to the Public Utility Holding Company Act of 1935 from all provisions of that Act, except Section 9(a)(2), which relates to the acquisition of the securities of other utilities.

        We will file a rate case with the KCC by May 1, 2005, based on a test year consisting of the 12 months ending December 31, 2004. Prior to May 1, 2005, we will not make a filing to increase our Kansas jurisdictional electric rates. Certain other parties have agreed not to file a rate complaint or motion for us to show cause why our rates should not be reduced.

Significant Business Developments During 2003

KCC Orders and Debt Reduction Plan

        On February 6, 2003, we filed a debt reduction plan (the Debt Reduction Plan) with the KCC in response to the KCC's order that would have required us to reduce debt to $1.67 billion by August 1, 2003. The Debt Reduction Plan calls for the sale of our non-utility assets, including our interests in Protection One and Protection One Europe and our minority equity interest in ONEOK. As part of the Debt Reduction Plan, we reduced our quarterly dividend on our common stock 37% to $0.19 per share beginning with the dividend paid April 1, 2003.

        On July 21, 2003, we entered into a Stipulation and Agreement (Stipulation) with the KCC staff and other intervenors in the docket considering the Debt Reduction Plan. The KCC issued an order approving the Stipulation on July 25, 2003. The principal terms of the Stipulation are as follows:

  •
  We will fully implement the Debt Reduction Plan by December 31, 2004, unless prevented by events beyond our control, in which case the KCC may extend the deadline for implementation upon a proper showing by us.

  •
  We will reduce our debt to a level consistent with investment grade bond ratings and have a capital structure comprised of at least 40% common equity by December 31, 2004. This commitment replaces the requirement imposed in the previous KCC order that we reduce utility debt to $1.67 billion by August 1, 2003.

  •
  We will file a rate case, which may or may not include a request for a change in rates, by May 1, 2005, based on a test year consisting of the 12 months ending December 31, 2004.

  •
  We will pay to our Kansas jurisdictional customers rebates of $10.5 million on May 1, 2005 and $10.0 million on January 1, 2006.

  •
  We will also pay a rebate to customers for any amounts we may recover from David C. Wittig, our former president, chief executive officer and chairman, and Douglas T. Lake, our former executive vice president, chief strategic officer and member of the board, for compensation totaling approximately $2.3 million paid to them that was included in our electric rates during calendar years 1998 through 2002, net of costs we incur to recover the funds.

  •
  Westar Industries will transfer to Westar Energy all of its stock in ONEOK and all of its cash in excess of $2.0 million within 30 days of the date of the order.

        In 2003, we reduced our debt by $965.7 million primarily through use of the proceeds from the sale of our ONEOK stock and through the retirement of $135.0 million of debt that was economically defeased in 2002. With the closing of the sale of our interest in Protection One on February 17, 2004, we received proceeds of $122.2 million, which will also be used to reduce debt.

Sale of ONEOK Stock Investment

        We sold our ONEOK stock investment in multiple transactions in February, August and November 2003 for total proceeds of $801.8 million, net of transaction costs. We recorded a pre-tax gain of $99.3 million. We used the net proceeds for repayment of our outstanding debt.

Discontinued Operations—Sale of Protection One and Protection One Europe

        In 2003, we classified our monitored security businesses as discontinued operations. This is reflected in the consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003. We also reclassified all historical periods to conform with this reclassification. These reclassifications were required by generally accepted accounting principles (GAAP) as a result of our board of directors' approval of the Debt Reduction Plan.

        We sold our interest in Protection One Europe on June 30, 2003. The sale resulted in a $58.7 million reduction in our consolidated debt level from the buyer's assumption of $48.2 million of Protection One

Europe debt that was included in our consolidated financial statements and the use of $10.5 million of cash proceeds to pay down debt.

        On December 23, 2003 we signed a definitive agreement to sell our interests in Protection One to subsidiaries of Quadrangle Capital Partners LP and Quadrangle Master Funding Ltd. (together, Quadrangle). The transaction did not include the sale of our Protection One 7 3/8% Senior Notes due August 15, 2005 in the face amount of $26.6 million.

        On February 17, 2004, we closed the sale of the Protection One stock owned by Westar Industries to Quadrangle and assigned to Quadrangle the senior credit facility between Westar Industries and Protection One, which had an outstanding balance at December 31, 2003 and at closing of $215.5 million. At closing, we received proceeds of $122.2 million. We could receive up to an additional $24.2 million of cash contingent on Quadrangle meeting post-closing investment objectives and an additional $15.0 million of cash upon our making additional payments to Protection One under a tax sharing agreement between us and Protection One. These contingent payments depend upon post-closing facts and circumstances and may not materialize in whole or in part and, if payable, may not be paid for a significant period of time after closing. The net cash proceeds from the transaction will be used to reduce debt.

Recent Developments

Credit Facility

        On March 12, 2004, Westar Energy entered into a new senior secured revolving credit facility. The new credit facility replaces a $150 million revolving credit facility we entered into in 2002. The new credit facility is available until March 12, 2007 and allows us revolving borrowings up to a maximum of $300 million which includes letters of credit up to a maximum aggregate amount of $50 million. The credit facility is secured by first mortgage bonds issued by KGE. Upon achievement by Westar Energy of investment grade ratings for its unsecured debt from the major rating agencies, the first mortgage bonds will be released. The credit facility contains certain financial covenants and contains certain other covenants, including limitations on liens, investments, fundamental changes in the business, certain restricted payments, capital expenditures and transactions with affiliates. Certain of these limitations will be removed or modified upon achievement by Westar Energy of higher investment grade ratings for its unsecured debt from the major rating agencies. The proceeds from the new credit facility will be used for the retirement and redemption of debt and for general corporate purposes.

The Offering

Issuer	Westar Energy, Inc. 818 South Kansas Avenue Topeka, Kansas Telephone: (785) 575-6300
Common stock offered	10,500,000 shares
Approximate number of shares of common stock outstanding after the offering	83,822,709 shares(1)
Listing	New York Stock Exchange
Trading symbol	WR
Current annual dividend rate	$.76 per share, paid quarterly.(2) Purchasers of common stock in this offering who are holders on the relevant record date are expected to receive any dividend declared in the second quarter of 2004.
Use of proceeds
We intend to use the net proceeds from this offering to repurchase or redeem outstanding long-term debt, which may include up to $127 million aggregate principal amount of our 9 3/4% Senior Notes Due 2007, and for general corporate purposes.
Risk factors
See "Risk Factors" beginning on page 4 of the accompanying prospectus and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

(1)
The number of shares outstanding after the offering is based on our shares outstanding as of March 25, 2004. The number of shares outstanding after the offering assumes that the underwriters' over-allotment option is not exercised. If the underwriters exercise their over-allotment option in full, we will issue and sell an additional 1,575,000 shares. See "Underwriting."

(2)
For more details concerning our dividend policy, see "Dividend Policy" in the accompanying prospectus.

USE OF PROCEEDS

        The net proceeds from the sale of our common stock, after deducting underwriting discounts and commissions and estimated fees and expenses, will be approximately $208.7 million ($240.1 million if the underwriters' over-allotment option is exercised in full). We intend to use the net proceeds from this offering to repurchase or redeem outstanding long-term debt, which may include up to $127 million aggregate principal amount of our 9 3/4% Senior Notes Due 2007, and for general corporate purposes.

CAPITALIZATION

        The following table sets forth our capitalization and certain other information as of December 31, 2003 on an actual basis and on an as adjusted basis to give effect to the issuance of 10,500,000 shares of common stock in this offering (assuming no exercise of the over-allotment option) and the application of approximately $139.4 million from this offering to the redemption of an assumed $127 million principal amount of 9 3/4% Senior Notes due 2007 (excluding accrued interest) as described under "Use of Proceeds", as well as the repayment in February 2004 of the remaining $114 million balance under our term loan that was due in 2005 and the repayment in March 2004 of $1 million outstanding under our prior revolving credit facility. Approximately $70 million of proceeds (net of underwriting discount) are not reflected in the table and will be used for debt reduction and general corporate purposes. This table should be read in conjunction with the financial statements and notes thereto incorporated by reference in the accompanying prospectus.

	As of December 31, 2003
	Actual	As Adjusted
	(In thousands)
Current maturities of long-term debt	$190,747	$190,355
Long-term debt, net	1,966,039	1,725,288
Long-term debt, affiliate	103,093	103,093
Short-term debt	1,000	—

Total debt	$2,260,879	$2,018,736

Shareholders' equity:
Cumulative preferred stock, par value $100.00 per share; authorized 600,000 214,363 outstanding	$21,436	$21,436
Common stock, $5.00 par value; authorized 150,000,000 shares; outstanding 72,840,217 shares (actual) and 83,340,217 shares (as adjusted)	364,201	416,701
Paid in capital	776,754	933,487
Unearned compensation	(15,879)	(15,879)
Loans to officers	(2)	(2)
Retained earnings (accumulated deficit)	(102,782)	(111,909	)(a)
Treasury stock, 203,575	(2,391)	(2,391)
Accumulated other comprehensive loss, net	(4,577)	(4,577)

Total shareholders' equity	$1,036,760	$1,236,866

Total capitalization	$3,297,639	$3,255,602

(a)
Reflects an after-tax loss on early extinguishment of debt of approximately $9.1 million in connection with the assumed redemption of $127 million principal amount of 9 3/4% Senior Notes due 2007.

SELECTED CONSOLIDATED FINANCIAL DATA

        We are providing the following selected historical financial information to assist you in analyzing an investment in our common stock. We derived the financial information presented below as of, and for each of the years in the periods ended December 31, 1999, 2000, 2001, 2002 and 2003 from our audited consolidated financial statements.

        The financial information below should be read in conjunction with the historical consolidated financial statements and related notes contained in the reports filed by us with the Securities and Exchange Commission which we have incorporated by reference into this prospectus supplement and the accompanying prospectus.

	For the Year Ended December 31,
	2003	2002	2001	2000	1999
	(In Thousands)
Income Statement Data:
Sales	$1,461,143	$1,423,151	$1,308,536	$1,361,006	$1,257,435
Income from continuing operations before accounting change and preferred dividends	162,915	88,816	59,333	192,696	80,848
Earnings (loss) available for common stock	84,042	(793,400)	(21,771)	135,352	13,167
	As of December 31,
	2003	2002	2001	2000	1999
	(In Thousands)
Balance Sheet Data:
Total assets	$5,734,505	$6,740,325	$7,712,764	$7,882,867	$7,981,238
Long-term debt, net, and shares subject to mandatory redemption	2,259,879	3,225,556	2,915,153	2,938,832	2,419,459
	For the Year Ended December 31,
	2003	2002	2001	2000	1999
Common Stock Data:
Basic earnings per share available for common stock from continuing operations before accounting change	$2.24	$1.23	$0.83	$2.78	$1.19
Basic earnings (losses) per share available for common stock	$1.16	$(11.06)	$(0.31)	$1.96	$0.20
Dividends per share	$0.76	$1.20	$1.20	$1.44	$2.14
Book value per share	$13.93	$13.37	$25.64	$27.28	$27.68
Average shares outstanding (in thousands)	72,429	71,732	70,650	68,962	67,080

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

        We are the largest electric utility in Kansas. We produce, transmit and sell electricity at retail in Kansas and at wholesale in a multi-state region in the central United States under the regulation of the KCC and the Federal Energy Regulatory Commission (FERC).

        Our goals are to improve our core utility business by improving customer service, continuing to expand our wholesale sales, continuing to reduce debt, improving credit quality and improving our relationships with regulators, shareholders, employees and other interested parties.

        Our focus during 2003 was the reduction of debt, primarily through the disposition of non-utility and non-core operations. In 2003, we reduced our debt by $965.7 million primarily through use of the proceeds from the sale of our ONEOK stock and through the retirement of $135.0 million of debt that was economically defeased in 2002. With the closing of the sale of our interest in Protection One on February 17, 2004, we received proceeds of $122.2 million, which will also be used to reduce debt. We plan to issue $100 million to $250 million of equity during 2004.

        Key factors affecting our business in any given period include the weather, the economic well-being of our Kansas service territory, performance of our electric generating facilities, conditions in fuel markets and the markets for wholesale electricity and the cost of dealing with public policy initiatives.

        As discussed in Note 32 to the Notes to the Consolidated Financial Statements, "Restatement of Cash Flows Statements," contained in our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003 (the Westar 10-K), the consolidated statements of cash flows for the years ended December 31, 2003, 2002 and 2001 have been restated to correct misstatements in the classification of cash distributions received from investments in foreign power projects, the reinvestment of dividends payable on shares of our common stock issued or reissued under our Direct Stock Purchase Plan and other individually insignificant items. Amounts affected by this restatement included in this "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" have been appropriately revised.

        As you read Management's Discussion and Analysis, please refer to our consolidated financial statements and the accompanying notes contained in the Westar 10-K, which contain our operating results.

CRITICAL ACCOUNTING ESTIMATES

        Our discussion and analysis of financial conditions and results of operations are based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles (GAAP). Note 2 of the Notes to Consolidated Financial Statements, "Summary of Significant Accounting Policies," contained in the Westar 10-K contains a summary of our significant accounting policies, many of which require the use of estimates and assumptions by management. The policies highlighted below have an impact on our reported results that may be material due to the levels of judgment and subjectivity necessary to account for uncertain matters or susceptibility of matters to change.

Pension Benefit Plans

        In accounting for our retirement plans and other post-retirement benefits, we make assumptions regarding the valuation of benefit obligations and the performance of plan assets. The reported costs of our pension benefit plans, which include our portion of WCNOC's costs, are impacted by management estimates regarding earnings on plan assets, contributions to the plan, discount rates used to determine our projected benefit obligation and pension costs and employee demographics (including age, compensation levels and employment periods). A change in any of these assumptions could have a significant impact on future costs, which may be reflected as an increase or decrease in net income in the period, or on the amount of related liabilities reflected on our consolidated balance sheets or may also require cash contributions.

        The following table shows the annual impact of a 0.5% decrease in certain assumptions. If the discount rate increased by 0.5%, the impact would be a similar amount in the opposite direction.

	Change in Assumption	Annual Increase in Projected Benefit Obligation	Annual Increase in Pension Liability	Annual Increase in Projected Pension Expense
			(In Thousands)
Discount rate	0.5% decrease	$25,209	$36,572	$1,107
Rate of return on plan assets	0.5% decrease	—	—	2,300

Revenue Recognition—Energy Sales

        Revenues from energy sales are recognized upon delivery to the customer and include an estimate for energy delivered but unbilled at the end of each year. Our estimate of revenue attributable to this unbilled portion is based on the total energy available for sale during the year measured against total billed sales and our estimates, based on historical data, of the portion of the unbilled revenues attributable to each of our different rate classes (retail or wholesale). If actual sales differ from the estimate, our revenues could be affected. At December 31, 2003, we had estimated unbilled revenue of $42.7 million.

        Energy marketing activities are accounted for under the mark-to-market method of accounting. Under this method, changes in the portfolio value are recognized as gains or losses in the period of change. The net mark-to-market change is included in energy sales on our consolidated statements of income (loss). The resulting unrealized gains and losses are recorded as energy trading assets and liabilities on our consolidated balance sheets. We use quoted market prices to value our energy marketing and derivative contracts when such data are available. When market prices are not readily available or determinable, we use alternative approaches, such as model pricing. The quoted market prices used to value these transactions reflect our best estimate of fair values of our trading positions. Results actually achieved from these activities could vary materially from intended results and could affect our consolidated financial results.

        The tables below show fair value of energy trading contracts outstanding for the year ended December 31, 2003, their sources and maturity periods:

Fair Value of Contracts
(In Thousands)
Net fair value of contracts outstanding at the beginning of the period	$9,643
Less contracts realized or otherwise settled during the period	29,376
Plus fair value of new contracts entered into during the period	30,197

Fair value of contracts outstanding at the end of the period	$10,464

        The sources of the fair values of the financial instruments related to these contracts are summarized in the following table:

	Fair Value of Contracts at End of Period
	Total Fair Value	Maturity Less Than 1 Year	Maturity 1-3 Years	Maturity 4-5 Years	Maturity in Excess of 5 Years
	(In Thousands)
Sources of Fair Value
Prices actively quoted (futures)	$5,615	$5,615	$—	$—	$—
Prices provided by other external sources (swaps and forwards)	6,554	3,475	3,079	—	—
Prices based on the Black Option Pricing model (options and other)(a)	(1,705)	(1,705)	—	—	—

Total fair value of contracts outstanding	$10,464	$7,385	$3,079	$—	$—

(a)
The Black Option Pricing model is a variant of the Black-Scholes Option Pricing model.

OPERATING RESULTS

Westar Energy Consolidated

        We are pursuing a strategy to return to our core business of providing electric service. We have discussed our 2003 significant accomplishments elsewhere throughout this document. As described in further detail in the "—Segments of Business" discussion that follows, our operating results for 2003 improved based on a variety of factors.

2003 compared to 2002:

        Income from operations improved 35% from $274.3 million in 2002 to $371.4 million in 2003. Improved electric sales revenues and the significant decline in selling, general and administrative expense more than offset increased fuel and purchased power expense. Administrative expenses in 2002 were significantly higher due to expenses related to work force reductions and other costs described below. Other income increased by $59.4 million in 2003 because the gain on the sale of our ONEOK stock in 2003 more than offset other declines in investment earnings, losses associated with the settlement of the call option related to our putable/callable notes and losses on the extinguishment of debt. Interest expense declined primarily due to the reduction in our outstanding debt balance. The 2003 results of discontinued operations were significantly improved as compared to 2002. Results in 2002 were adversely impacted by large impairment charges, which are described below. The net effect of these improvements in our consolidated financial position was net income of $85.0 million in 2003 compared to a net loss of $793.0 million in 2002.

2002 compared to 2001:

        Income from operations improved 30% from $211.0 million in 2001 to $274.3 million in 2002. Improved electric sales revenues and declines in purchased power and depreciation expenses more than offset increases in administrative expenses related to special committee and grand jury investigation costs, work force reductions and amounts recorded for potential liabilities to Mr. Wittig and Mr. Lake. Additionally, results of discontinued operations more than offset the improvement in our income from operations. In 2002, we recorded impairment charges of $623.7 million, net of $72.3 million tax, associated with goodwill and customer account assets of our monitored services businesses. These large impairment charges are reflected in the results of our discontinued operations and are the primary reason for our net loss of $793.4 million in 2002.

Segments of Business

        We evaluate segment performance based on earnings per share and have two reportable segments: "Electric Utility" and "Other." We have no single customer from which we receive 10% or more of our revenues.

  •
  "Electric Utility" consists of our integrated electric utility operations, including the generation, transmission and distribution of power to our retail customers in Kansas and to wholesale customers, as well as our energy marketing activities.

  •
  "Other" includes our former ownership interests in ONEOK, Protection One and Protection One Europe and other investments that in the aggregate are immaterial to our business or consolidated results of continuing operations. We expect the "Other" segment will be immaterial in future periods.

Electric Utility

        Regulated electric utility sales are significantly impacted by such things as rate regulation, customer conservation efforts, wholesale demand, the overall economy of our service area, the weather and competitive forces. Our wholesale sales are impacted by demand inside and outside our service territory, the cost of fuel and purchased power, price volatility and available generation capacity.

        2003 compared to 2002: Changes in results of operations for the "Electric Utility" segment are as follows:

	Year Ended December 31,
	2003	2002	Change	% Change
	(In Thousands, Except Per Share Amounts)
SALES:
Residential	$432,955	$442,106	$(9,151)	(2.1)
Commercial	382,585	385,375	(2,790)	(0.7)
Industrial	240,538	242,847	(2,309)	(1.0)

Subtotal	1,056,078	1,070,328	(14,250)	(1.3)
Network integration(a)	59,587	60,136	(549)	(0.9)
Other(b)	46,915	46,689	226	0.5

Total retail	1,162,580	1,177,153	(14,573)	(1.2)
Energy Marketing	31,129	7,049	24,080	341.6
Wholesale	267,434	238,697	28,737	12.0

Total Sales	1,461,143	1,422,899	38,244	2.7

OPERATING EXPENSES:
Fuel used for generation	342,522	347,332	(4,810)	(1.4)
Purchased power	47,790	32,123	15,667	48.8
Operating and maintenance	375,115	378,812	(3,697)	(1.0)
Depreciation and amortization	167,226	171,749	(4,523)	(2.6)
Selling, general and administrative	153,329	213,823	(60,494)	(28.3)

Total Operating Expenses	1,085,982	1,143,839	(57,857)	(5.1)

INCOME FROM OPERATIONS	375,161	279,060	96,101	34.4

OTHER INCOME (EXPENSE):
Investment earnings	8,303	2,118	6,185	292.0
Settlement of putable/callable notes	(14,221)	—	(14,221)	—
Other income	5,180	1,237	3,943	318.8
Other expense	(16,590)	(38,380)	21,790	56.8

Total Other Income (Expense)	(17,328)	(35,025)	17,697	50.5

Interest expense	193,369	229,760	(36,391)	(15.8)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND PREFERRED DIVIDENDS	164,464	14,275	150,189	1,052.1
Income tax expense (benefit)	51,050	(5,785)	56,835	982.5

NET INCOME	113,414	20,060	93,354	465.4
Preferred dividends, net of gain on reacquired preferred stock	968	399	569	142.6

EARNINGS AVAILABLE FOR COMMON STOCK	$112,446	$19,661	$92,785	471.9

EARNINGS PER SHARE	$1.55	$0.27	$1.28

(a)
Network Integration: Reflects a network transmission tariff as discussed in "—Other Information—Electric Utility—Network Integration Transmission Service." In 2003, our transmission costs were approximately $65.3 million. This amount, less $5.7 million that was retained by the Southwest Power Pool (SPP) as administration cost, was returned to us as revenues. In 2002, our transmission costs were approximately $65.9 million with an administration cost of $5.8 million retained by the SPP.

(b)
Other: Includes public street and highway lighting, miscellaneous electric revenues and revenues to be refunded.

        The following table reflects changes in electric sales volumes, as measured by thousands of MWh of electricity, for the two years ended December 31, 2003 and 2002. No sales volumes are shown for network integration or energy marketing because these activities are unrelated to electricity we generate.

	2003	2002	Change	% Change
	(Thousands of MWh)
Residential	6,031	6,170	(139)	(2.3)
Commercial	6,801	6,817	(16)	(0.2)
Industrial	5,448	5,451	(3)	(0.1)
Other	104	106	(2)	(1.9)

Total retail	18,384	18,544	(160)	(0.9)
Wholesale	8,666	9,115	(449)	(4.9)

Total	27,050	27,659	(609)	(2.2)

        Assets attributable to our "Electric Utility" segment are summarized in the table below:

	December 31,
	2003	2002	Change	% Change
	(In Thousands)
Identifiable assets	$4,970,380	$5,087,004	$(116,624)	(2.3)

        Retail sales revenues declined primarily because of the effect of the weather on usage of electricity by residential customers, which caused residential sales volumes to decline, as well as the sale of a small portion of our rural distribution territory. Commercial and industrial sales revenues showed slight decreases while sales volumes remained relatively flat compared to 2002. The decline in retail sales volumes accounted for approximately $10.2 million of the decline in retail sales revenues. The remainder of the decline in retail sales revenues was due to the accrual of approximately $3.5 million to be refunded to customers in 2005 and 2006 pursuant to a KCC order.

        The increases in energy marketing and wholesale sales revenues more than offset the decline in retail sales revenues. Higher wholesale market prices were the primary cause of improvement in energy marketing and wholesale sales revenues. The higher wholesale market prices more than offset the decline in wholesale sales volumes.

        Purchased power expenses increased $15.7 million during 2003. During periods of high energy use in 2003, we purchased more power from other sources than we did during the same periods of 2002 because it was more economical to purchase power than to operate our peaking units. This is also the primary reason our fuel expense decreased.

        Selling, general and administrative expenses declined in 2003, which reflects a reduction in numerous incremental administrative expenses incurred in 2002. These 2002 administrative expenses included a $36.0 million charge related to our work force reduction, a $9.0 million charge related to an exchange of restricted share units for common stock and an expense of $22.9 million for potential liabilities to Mr. Wittig and Mr. Lake. The decline in selling, general and administrative expenses for 2003 was partially offset by $9.6 million in charges related to the special committee and grand jury investigations in 2003 as compared to charges of $4.7 million in 2002 related to these investigations.

        Decreases in depreciation and amortization and operating and maintenance expenses also contributed to the decline in total operating expenses for 2003. Depreciation and amortization expense decreased due primarily to the adoption of new depreciation rates on April 1, 2002 pursuant to a KCC order. Operating and maintenance expense declined due primarily to the $11.9 million gain recorded on the sale of utility assets, which was recorded as an offset to operating expenses. General maintenance expenses at our generating facilities increased by $8.5 million, partially offsetting the decline in operating expenses.

        Other income (expense) improved significantly in 2003 primarily because the mark to market charge to record the fair value of the call option associated with the putable/callable notes for 2003 was $2.2 million compared to a charge of $22.6 million for 2002. The smaller mark to market charge in 2003 was the result of the settlement of the call options related to our putable/callable notes in August 2003.

        On November 8, 2002, the KCC issued an order that directed us to reverse all transactions recorded in 2002 as equity investments by us in Westar Industries so such transactions were reflected as intercompany payables owed by Westar Industries to us. During 2003, as a result of the November 8, 2002 KCC order, we recorded interest income associated with the intercompany receivable owed by Westar Industries to Westar Energy. This resulted in an offset to interest expense in 2003 of $30.8 million as compared to $5.6 million in 2002. The remainder of the improved interest expense was due to the significant decline in our outstanding debt balances. In response to a subsequent KCC order, the intercompany receivable owed by Westar Industries to Westar Energy was again reclassified as an equity investment by us in Westar Industries. No additional interest income is expected to be recorded in the future.

        2002 compared to 2001:    Changes in results of operations for the "Electric Utility" segment are as follows:

	Year Ended December 31,
	2002	2001	Change	% Change
	(In Thousands, Except Per Share Amounts)
SALES:
Residential	$442,106	$419,492	$22,614	5.4
Commercial	385,375	380,277	5,098	1.3
Industrial	242,847	244,392	(1,545)	(0.6)

Subtotal	1,070,328	1,044,161	26,167	2.5
Network integration(a)	60,136	—	60,136	—
Other(b)	46,689	50,669	(3,980)	(7.9)

Total retail	1,177,153	1,094,830	82,323	7.5
Energy Marketing	7,049	10,258	(3,209)	(31.3)
Wholesale	238,697	202,089	36,608	18.1

Total Sales	1,422,899	1,307,177	115,722	8.9

OPERATING EXPENSES:
Fuel used for generation	347,332	347,351	(19)	—
Purchased power	32,123	46,725	(14,602)	(31.3)
Operating and maintenance	378,812	343,253	35,559	10.4
Depreciation and amortization	171,749	185,156	(13,407)	(7.2)
Selling, general and administrative	213,823	168,073	45,750	27.2

Total Operating Expenses	1,143,839	1,090,558	53,281	4.9

INCOME FROM OPERATIONS	279,060	216,619	62,441	28.8

OTHER INCOME (EXPENSE):
Investment earnings	2,118	2,986	(868)	(29.1)
Other income	1,237	2,809	(1,572)	(56.0)
Other expense	(38,380)	(15,514)	(22,866)	(147.4)

Total Other Income (Expense)	(35,025)	(9,719)	(25,306)	(260.4)

Interest expense	229,760	228,129	1,631	0.7

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES, ACCOUNTING CHANGE AND PREFERRED DIVIDENDS	14,275	(21,229)	35,504	167.2
Income tax expense (benefit)	(5,785)	(40,018)	34,233	85.5

INCOME FROM CONTINUING OPERATIONS BEFORE ACCOUNTING CHANGE AND PREFERRED DIVIDENDS	20,060	18,789	1,271	6.8
Cumulative effect of accounting change	—	18,694	(18,694)	—

NET INCOME	20,060	37,483	(17,423)	(46.5)
Preferred dividends, net of gain on reacquired preferred stock	399	895	(496)	(55.4)

EARNINGS AVAILABLE FOR COMMON STOCK	$19,661	$36,588	$(16,927)	(46.3)

EARNINGS PER SHARE	$0.27	$0.52	$(0.25)

(a)
Network Integration: Reflects a network transmission tariff as discussed in "—Other Information—Electric Utility—Network Integration Transmission Service." In 2002, our transmission costs were approximately $65.9 million with an administration cost of $5.8 million retained by the SPP. 2002 was the first year this tariff was in effect.

(b)
Other: Includes public street and highway lighting, miscellaneous electric revenues and revenues to be refunded.

        The following tables reflect changes in electric sales volumes, as measured by thousands of MWh of electricity, for the two years ended December 31, 2002 and 2001. No sales volumes are shown for network integration or energy marketing because these activities are unrelated to electricity we generate.

	2002	2001	Change	% Change
	(Thousands of MWh)
Residential	6,170	5,755	415	7.2
Commercial	6,817	6,742	75	1.1
Industrial	5,451	5,617	(166)	(3.0)
Other	106	107	(1)	(0.9)

Total retail	18,544	18,221	323	1.8
Wholesale	9,115	7,547	1,568	20.8

Total	27,659	25,768	1,891	7.3

        Assets attributable to our "Electric Utility" segment are summarized in the table below:

	December 31,
	2002	2001	Change	% Change
	(In Thousands)
Identifiable assets	$5,087,004	$4,879,641	$207,363	4.2

        Residential sales revenues increased due primarily to the increase in residential sales volumes. The increase was due primarily to favorable weather conditions but was partially offset by lower retail rates. The lower retail rates are attributable to the rate reductions ordered by the KCC in July 2001.

        Commercial sales revenues were similarly affected by favorable weather conditions, the increased volumes and the lower retail rates. Industrial sales revenues decreased primarily because of weak economic conditions experienced in our service territory, principally associated with the downturn in the aircraft industry.

        Other retail revenues, which include public street and highway lighting and miscellaneous electric revenues, also decreased. The factors affecting this decline were a $1.9 million provision for rate refunds recorded during 2002 and a $1.9 million decline in other electric revenues, primarily related to changes in transmission revenues received as a result of open access to our transmission lines.

        Wholesale revenues increased primarily as a result of an increase in wholesale sales volumes. Revenues attributable to the increase in wholesale sales volumes were partially offset by lower market prices. Energy marketing revenues declined due primarily to the lower market prices.

        Purchased power expense decreased due primarily to lower wholesale market prices. The remainder of the decline is due to a decrease in the quantity purchased because of the increased availability of our generating units.

        Selling, general and administrative expenses increased due primarily to $22.9 million recorded in 2002 for potential liabilities to Mr. Wittig and Mr. Lake, $12.2 million increase in 2002 as compared to 2001 for employee severance costs related to a work force reduction, $9.0 million in 2002 for compensation expense associated with an exchange of previously granted restricted share units, as discussed in Note 15 of the Notes to Consolidated Financial Statements, "Employee Benefit Plans—Stock Based Compensation Plans," contained in the Westar 10-K, and approximately $4.7 million in 2002 for special committee and grand jury investigation costs.

        Operating and maintenance expense increased due primarily to $65.9 million in charges associated with the network integration transmission tariff as discussed in "—Other Information—Electric Utility—Network Integration Transmission Service." Our maintenance expense declined $22.6 million, or 19%, due primarily to the lower forced outage rates at our generating units, which partially offset the increase in transmission expense.

        The increases in selling, general and administrative expenses and operating and maintenance expenses were partially offset by a decline in depreciation expense. Depreciation expense declined $13.4 million due primarily to a change in depreciation rates on April 1, 2002.

        We had higher other expense in 2002 due to recording the $22.6 million mark to market charge to record the fair value of the call option associated with the putable/callable notes.

Other

        Other includes our former ownership interests in ONEOK, Protection One and Protection One Europe and other investments which are, in the aggregate, immaterial to our business or consolidated results of continuing operations.

        2003 compared to 2002:    Changes in results of operations for our "Other" segment are as follows:

	For the years ended December 31,
	2003	2002	Change	% Change
	(In Thousands)
SALES	$—	$252	$(252)	—
OPERATING EXPENSES	3,763	5,033	(1,270)	(25.2)

INCOME (LOSS) FROM OPERATIONS	(3,763)	(4,781)	1,018	21.3

OTHER INCOME (EXPENSE):
Investment earnings	28,429	74,974	(46,545)	(62.1)
Gain on ONEOK Stock	99,327	—	99,327	—
(Loss) on extinguishment of debt	(12,234)	(1,541)	(10,693)	(693.9)
Impairment of investments	(500)	(330)	(170)	(51.5)
Other income	—	112	(112)	—
Other expense	(53)	—	(53)	—

Total Other Income (Expense)	114,969	73,215	41,754	57.0

Interest expense (income)	30,987	5,412	25,575	472.6

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	80,219	63,022	17,197	27.3
Income tax expense (benefit)	30,718	(5,734)	36,452	635.7

INCOME FROM CONTINUING OPERATIONS	49,501	68,756	(19,255)	(28.0)
Results of discontinued operations, net of tax	(77,905)	(881,817)	803,912	91.2

EARNINGS (LOSS) AVAILABLE FOR COMMON STOCK	$(28,404)	$(813,061)	$784,657	96.5

EARNINGS (LOSS) PER SHARE	$(0.39)	$(11.33)	$10.94

        Sales revenues shown for 2002 were from a wholly owned subsidiary of Westar Industries providing paging services. The subsidiary was sold during the first quarter of 2002.

        Other income increased in 2003 as compared to 2002 due primarily to the gain of $99.3 million recorded on the sale of ONEOK stock. This gain was partially offset by a reduction in investment earnings, of which $30.5 million was due to the cessation of dividends and equity earnings on the ONEOK shares we sold. Investment earnings in 2003 were also lower than in 2002 because of the one-time payment of approximately $14.2 million received during the first quarter of 2002 as a partial recovery of an investment in a foreign power project. A $7.3 million charge on the mark to market adjustment on the call option of the putable/callable notes also affected the increase in the loss on extinguishment of debt.

        Interest expense increased primarily as the result of intercompany interest expense of $30.8 million paid to Westar Energy in 2003 that was not paid in 2002. This interest expense was recorded as a result of the November 8, 2002 KCC order as discussed in the "Electric Utility" segment above.

        The $77.9 million loss on discontinued operations for 2003 includes impairment charges of $137.1 million, net of tax benefit of $108.6 million, on our monitored services businesses that was based on actual sale proceeds received on the sale of our interest in Protection One Europe and the estimate of value that we believed would be recovered in connection with a sale of our interest in Protection One. This compares to an $881.8 million loss on discontinued operations for 2002, which included impairment charges of $623.7 million, net of $72.3 million tax benefit, related to the impairment recorded in 2002 for goodwill and customer account assets.

        Assets attributable to our "Other" segment are summarized in the table below:

	December 31,
	2003	2002	Change	% Change
	(In Thousands)
Identifiable assets	$764,125	$1,653,321	$(889,196)	(53.8)

        The change in identifiable assets is due primarily to recording our investment in the monitored services businesses at the estimate of realizable value and the sale of ONEOK stock.

        2002 compared to 2001:    Changes in results of operations for our "Other" segment are as follows:

	For the years ended December 31,
	2002	2001	Change	% Change
	(In Thousands)
SALES	$252	$1,359	$(1,107)	(81.5)
OPERATING EXPENSES	5,033	6,943	(1,910)	(27.5)

INCOME (LOSS) FROM OPERATIONS	(4,781)	(5,584)	803	14.4

OTHER INCOME (EXPENSE):
Investment earnings	74,974	49,648	25,326	51.0
(Loss) gain on extinguishment of debt	(1,541)	1,395	(2,936)	(210.5)
Impairment of investments	(330)	(11,075)	10,745	97.0
Other income	112	7,364	(7,252)	(98.5)

Total Other Income (Expense)	73,215	47,332	25,883	54.7

Interest expense (income)	5,412	(12,102)	17,514	144.7

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	63,022	53,850	9,172	17.0
Income tax expense (benefit)	(5,734)	13,306	(19,040)	(143.1)

INCOME FROM CONTINUING OPERATIONS	68,756	40,544	28,212	69.6
Results of discontinued operations, net of tax	(881,817)	(98,903)	(782,914)	(791.6)

EARNINGS (LOSS) AVAILABLE FOR COMMON STOCK	$(813,061)	$(58,359)	$(754,702)	(1,293.2)

EARNINGS (LOSS) PER SHARE	$(11.33)	$(0.83)	$(10.50)

        Sales revenues shown above were from a wholly owned subsidiary of Westar Industries providing paging services. The subsidiary was sold during the first quarter of 2002.

        Investment earnings increased $25.3 million in 2002 primarily as a result of the receipt of a one-time payment of approximately $14.2 million related to a partial recovery of an investment in a foreign power project and an increase in ONEOK investment income of $4.9 million. In 2001, we recorded an $11.1 million impairment charge to recognize an other than temporary decline in fair value of certain securities held for investment. Other income in 2001 is attributable to a favorable arbitration panel decision regarding the settlement of a liability related to an investment in a foreign power project.

        Westar Industries recorded interest income of $12.6 million in 2001 received in association with an intercompany note that it did not receive in 2002.

        As discussed above, the substantial impairment charges recorded in 2002 were the primary reasons for the increase in 2002 loss on discontinued operations.

        Assets attributable to our "Other" segment are summarized in the table below:

	December 31,
	2002	2001	Change	% Change
	(In Thousands)
Identifiable assets	$1,653,321	$2,833,123	$(1,179,802)	(41.6)

        The change in identifiable assets is due primarily to recording the impairment charges on the goodwill and customer account assets of our monitored services businesses in 2002.

LIQUIDITY AND CAPITAL RESOURCES

Overview

        We believe we will have sufficient cash to fund future operations of our business, debt reductions, the rebates to customers we are required to make in 2005 and 2006, and the payment of dividends, from a combination of cash on hand, cash flow and available borrowing capacity under our revolving credit facility and access to capital markets. Uncertainties affecting our ability to meet these requirements include, among others, factors affecting sales described above, economic conditions, including the impact of inflation on operating expenses, regulatory actions, conditions in the capital markets, our ability to implement the Debt Reduction Plan, including the issuance of additional Westar Energy common stock and compliance with environmental regulations.

        As of December 31, 2003, our total outstanding long-term debt, excluding current maturities, was approximately $2.1 billion. At December 31, 2003, our current maturities of long-term debt were $190.7 million, due primarily to the reclassification of $184.5 million of debt that matures in August 2004 from long-term to short-term debt. Our indebtedness could have a negative impact on, among other things, our ability to obtain additional financing in the future for working capital, capital expenditures and general corporate purposes and our ability to withstand a downturn in our business or the economy in general.

Capital Resources

        We had $79.6 million in unrestricted cash and cash equivalents at December 31, 2003. We consider cash equivalents to be highly liquid investments with maturities of three months or less at the time they are purchased.

        At December 31, 2003, we also had $17.9 million of restricted cash classified as a current asset and $31.9 million of restricted cash classified as a long-term asset. The following table details our restricted cash as of December 31, 2003:

	Restricted Cash Current Portion	Restricted Cash Long-term Portion
	(In Thousands)
Prepaid capacity and transmission agreement	$2,090	$28,239
Cash held in escrow as required by certain letters of credit, surety bonds and various other deposits	15,835	3,615

Total	$17,925	$31,854

        We had $149.0 million of available borrowing capacity under our revolving credit facility at December 31, 2003. We plan to replace our existing $150.0 million revolving credit facility, which matures on June 6, 2005, with a new $300.0 million revolving credit facility in the first quarter of 2004.

        The Debt Reduction Plan provides for a systematic disposal of our non-utility and non-core assets and the planned issuance of equity securities. The net proceeds of these transactions have been and will be used to reduce debt. We may reduce debt pursuant to terms stated in the debt agreements or through open market purchases or tender offers.

        The Westar Energy mortgage prohibits additional first mortgage bonds from being issued (except in connection with certain refundings) unless Westar Energy's unconsolidated net earnings available for interest, depreciation and property retirement (which as defined, does not include earnings or losses attributable to the ownership of securities of subsidiaries), for a period of 12 consecutive months within 15 months preceding the issuance, are not less than the greater of twice the annual interest charges on, and 10% of the principal amount of, all first mortgage bonds outstanding after giving effect to the proposed issuance. In addition, the issuance of bonds is subject to limitations based on the amount of bondable property additions. As of December 31, 2003, $361.3 million principal amount of additional first mortgage bonds could be issued under the most restrictive provisions in the mortgage, except in connection with refundings.

        The KGE mortgage prohibits additional first mortgage bonds from being issued (except in connection with certain refundings) unless KGE's net earnings before income taxes and before provision for retirement and depreciation of property for a period of 12 consecutive months within 15 months preceding the issuance are not less than either two and one-half times the annual interest charges on, or 10% of the principal amount of, all KGE first mortgage bonds outstanding after giving effect to the proposed issuance. In addition, the issuance of bonds is subject to limitations based on the amount of bondable property additions. As of December 31, 2003, approximately $889.0 million principal amount of additional KGE first mortgage bonds could be issued under the most restrictive provisions in the mortgage.

        We expect to issue equity securities in 2004 in private transactions, public offerings or both.

Cash Flows from Operating Activities

        Our primary source of operating cash flows is the operations of our electric utility business. Cash flows from operating activities decreased $144.6 million to $126.4 million in 2003 from $271.0 million in 2002. This decrease was mostly attributable to taxes paid in 2003 of $53.6 million compared to an income tax refund received in 2002 of $54.1 million, an increase in maintenance expenditures at our generating facilities in 2003 as compared to 2002, and increased legal expenditures in 2003 related to investigations and litigation. The increased taxes paid in 2003 were mostly attributable to the gain on the sale of ONEOK stock.

        Cash flows from operating activities increased $153.1 million to $271.0 million in 2002 from $117.9 million in 2001. This increase was mostly attributable to a decrease in maintenance expenditures in 2002 over 2001 and an income tax refund received in 2002 of $54.1 million. Severance payments of $27.6 million related to workforce reductions made in 2002 compared to $4.3 million in severance payments made in 2001 offset the increase.

Cash Flows from (used in) Investing Activities

        In general, cash used for investing purposes relates to the growth and maintenance of the operations of our electric utility business. The utility business is capital intensive and requires significant investment in plant on an annual basis. We spent $150.4 million in 2003, $126.8 million in 2002, and $227.0 million in 2001 on net additions to utility property, plant and equipment, which included $52.2 million in 2001 for new generation facilities. We did not construct any new generation facilities in 2002 or 2003.

        During 2003, we received net proceeds of $801.8 million from the sale of ONEOK stock and net proceeds of $33.3 million from the sale of utility assets. Proceeds from other investments includes ONEOK dividends, proceeds from the sale of investments in affordable housing tax credit limited partnerships and proceeds from the sale of other miscellaneous investments.

Cash Flows (used in) from Financing Activities

        We used $876.0 million of cash in 2003 for financing activities compared to $73.8 million in 2002. In 2003, cash was used in financing activities for the retirement of long-term debt and the payment of dividends. In 2003, we reduced our indicated annual dividend from $1.20 per share to $0.76 per share.

        In 2002, an increase in long-term debt was due primarily to the debt refinancings completed during 2002, and was the principal source of cash flows from financing activities that were used to reduce short-term debt, retire other long-term debt, place funds in a trust to be used for debt repayment, pay dividends, acquire treasury stock and retire a portion of our preferred stock.

        We received net cash flows from financing activities of $132.6 million in 2001. In 2001, an increase in short-term debt was the principal source of cash flows from financing activities. Cash from financing activities was used to fund the retirement of long-term debt and to pay dividends.

Future Cash Requirements

        The Debt Reduction Plan requires us to pay rebates to retail customers of $10.5 million on May 1, 2005 and $10.0 million on January 1, 2006. We believe we can fund these rebates with internally generated cash flow and available borrowing capacity under the revolving credit facility.

        If we are required to update emissions controls or take other remedial action as a result of the investigation by the Environmental Protection Agency (EPA), the costs could be material. We may also have to pay fines or penalties or make significant capital or operational expenditures related to the notice of violation we received from the EPA in connection with certain projects completed at the Jeffrey Energy Center. In addition, significant capital or operational expenditures may be required in order to comply with future environmental regulations or in connection with future remedial obligations.

        Our business requires significant capital investments. Through 2006, we expect we will need cash mostly for ongoing utility construction programs designed to improve facilities providing electric service. Other than making planned upgrades to existing facilities, we do not anticipate needing additional generating capacity through at least 2006. We expect these cash needs to be met with internally generated cash flow.

        Electric utility capital expenditures for 2003 and anticipated capital expenditures for 2004 through 2006 are as follows:

	Replacements	Additional Capacity	New Customer Construction	Nuclear Fuel	Total Electric Utility
	(In Thousands)
2003	$90,949	$1,140	$37,448	$20,841	$150,378
2004	112,409	9,270	37,403	21,346	180,428
2005	127,163	14,743	37,814	1,086	180,806
2006	140,046	7,990	38,419	22,638	209,093

        These estimates are prepared for planning purposes and will be revised from time to time. Actual expenditures will differ from our estimates. These amounts do not include any estimate of expenditures that may be incurred as a result of the EPA investigation or other enacted or proposed environmental regulations.

        Maturities of long-term debt as of December 31, 2003 are as follows:

Year	Principal Amount
(In Thousands)
2004	$190,747
2005	183,395
2006	103,879
2007	755,489
2008	2,732
Thereafter	1,023,637

$2,259,879

        We have $184.5 million of debt that matures in August 2004. We expect to repay this debt from a combination of cash on hand, available borrowing capacity and, if completed prior to such time, the proceeds of equity issuances.

Contractual Obligations and Commercial Commitments

        In the course of our business activities, we enter into a variety of contractual obligations and commercial commitments. Some of these result in direct obligations reflected on our consolidated balance sheets while others are commitments, some firm and some based on uncertainties, not reflected in our underlying consolidated financial statements. The obligations listed below do not include amounts for on-going needs for which no contractual obligations existed as of December 31, 2003, and represent only those amounts that we were contractually obligated to meet as of December 31, 2003. We may from time to time enter into new contracts to replace contracts that have expired.

Contractual Cash Obligations

        The following table summarizes the projected future cash payments for our contractual obligations existing at December 31, 2003:

	Total	2004	2005 - 2006(b)	2007 - 2008	Thereafter
	(In Thousands)
Contractual Obligations
Long-term debt excluding capital leases(a)	$2,237,286	$185,940	$279,666	$752,914	$1,018,766
Capital leases(c)	25,328	5,294	8,473	6,039	5,522

Adjusted long-term debt	2,262,614	191,234	288,139	758,953	1,024,288
Operating leases(d)	614,310	45,106	99,203	104,367	365,634
Fossil fuel(e)	1,991,748	176,653	323,266	243,512	1,248,317
Nuclear fuel(f)	177,904	23,710	25,338	22,856	106,000
Unconditional purchase obligations	30,984	20,557	10,419	7	1

Total contractual obligations, including adjusted long-term debt	$5,077,560	$457,260	$746,365	$1,129,695	$2,744,240

(a)
Final maturity of January 1, 2005 or later. See Note 12 of the Notes to Consolidated Financial Statements, "Long-Term Debt," for individual long-term debt maturities.

(b)
We have an obligation to pay rebates to customers in 2005 and 2006.

(c)
Includes principal and interest on capital leases for vehicles and computer equipment.

(d)
Includes office space, operating facilities, office equipment and operating equipment.

(e)
Coal and natural gas commodity and transportation contracts.

(f)
Uranium concentrates, conversion and enrichment.

Commercial Commitments

        The following table summarizes our commercial commitments by date of expiration existing at December 31, 2003:

	Total Amounts Committed	2004	2005 - 2006	2007 - 2008	Thereafter
	(In Thousands)
Commercial Commitments
Lines of credit(a)	$1,000	$—	$1,000	$—	$—
Outstanding letters of credit(b)	10,709	9,509	—	1,200	—

Total commercial commitments	$11,709	$9,509	$1,000	$1,200	$—

(a)
Revolving credit facility capacity totaling $150.0 million with borrowings as of December 31, 2003 of $1.0 million.

(b)
$2.7 million related to our energy marketing and trading activities, $5.8 million related to worker's compensation and $2.2 million related to other operating activities.

Debt Covenants

        Some of our debt instruments contain restrictions that require us to maintain various coverage and leverage ratios as defined in the agreements. Our calculations of these ratios are performed in accordance with our debt agreements and are used solely to determine compliance with our various debt covenants. We were in compliance with these covenants as of December 31, 2003.

Accounts Receivable Sales Program

        On July 28, 2000, Westar Energy and KGE entered into an agreement with WR Receivables Corporation, a wholly owned, bankruptcy-remote special purpose entity (SPE) to sell all of their accounts receivable arising from the sale of electricity to the SPE. These transfers are accounted for as sales in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." The SPE then sells up to $125 million of an undivided interest in the accounts receivable to a third party conduit under various terms and conditions. The percentage ownership interest in receivables held by the third party conduit will increase or decrease over time, depending on the characteristics of the SPE's receivables, including delinquency rates and debtor concentrations. The agreement with the third party conduit is renewable annually upon agreement by all parties. On July 23, 2003, the term of the agreement was extended through July 21, 2004.

        See Note 6 of the Notes to Consolidated Financial Statements, "Accounts Receivable and Variable Interest Entities," contained in the Westar 10-K, for additional information regarding our SPE transactions.

Consolidation of Variable Interest Entities

        In January 2003, the Financial Accounting Standards Board (FASB) issued Financial Interpretation Number (FIN) 46, "Consolidation of Variable Interest Entities," which was subsequently revised in December 2003 with the issuance of FIN 46R. See Note 6 of the Notes to Consolidated Financial Statements, "Accounts Receivable and Variable Interest Entities," contained in the Westar 10-K, for additional information.

Debt Financings

        On May 10, 2002, we completed offerings for $365.0 million of our first mortgage bonds and $400.0 million of our unsecured senior notes. The entire principal amount of these securities will be due on May 1, 2007. The first mortgage bonds bear interest at an annual rate of 7 7/8% and the unsecured senior notes bear interest at an annual rate of 9 3/4%. Interest on the first mortgage bonds and unsecured senior notes is payable semi-annually on May 1 and November 1 of each year. The net proceeds from these offerings were used to repay outstanding indebtedness of $547.0 million under our existing secured bank term loan, provide for the repayment of $100.0 million of our 7.25% first mortgage bonds due August 15, 2002 together with accrued interest, reduce the outstanding balance on our existing secured revolving credit facility and pay fees and expenses of the transactions. In conjunction with our May 10, 2002 financing, we amended our secured revolving credit facility to reduce the total commitment under the facility to $400.0 million from $500.0 million and to release $100.0 million of our first mortgage bonds from collateral.

        On June 6, 2002, we entered into a secured credit agreement providing for a $585.0 million term loan and a $150.0 million revolving credit facility, each maturing on June 6, 2005, provided that if we have not refinanced or provided for the payment of our 6.875% senior unsecured notes (with an outstanding principal balance of $184.5 million) before June 1, 2004, the secured credit agreement will mature on June 1, 2004. All loans under the credit agreement are secured by KGE's first mortgage bonds. The proceeds of the term loan were used to retire the existing $400.0 million revolving credit facility with an outstanding principal balance of $380.0 million, to provide for the repayment at maturity of $135.0 million principal amount of KGE first mortgage bonds that were due December 15, 2003 together with accrued interest, to repurchase approximately $45.0 million of our outstanding unsecured notes and to pay customary fees and expenses of the transactions.

        In February 2004, we repaid the remaining balance of $114.1 million under our $585.0 million term loan that was due in 2005 with internally generated cash and a portion of the proceeds received from the sale of Protection One.

Interest Rate Swap

        Effective October 4, 2001, we entered into a $500.0 million interest rate swap agreement with a term of two years. At that time, the effect of the swap agreement was to fix the annual interest rate on a term loan at 6.18%. In June 2002, we refinanced the term loan associated with this swap, which increased the effective rate of the swap to 6.43%. At December 31, 2002, the variable rate in effect for the term loan was 4.40%. We settled the swap agreement on September 29, 2003. For information regarding ongoing interest rates, see "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" contained in the Westar 10-K.

Capital Structure

        Our consolidated capital structure at December 31, 2003 and 2002 was as follows:

	2003	2002
Common equity	31%	23%
Preferred stock	1%	1%
Long-term debt	68%	76%

Total	100%	100%

Equity Issuance Plans

        We plan to issue $100 million to $250 million of equity during 2004 in private transactions, public offerings or both. The Debt Reduction Plan requires that we have at least 40% common equity in our capital structure at December 31, 2004. As of December 31, 2003, our consolidated common equity ratio was 31%.

Credit Ratings

        Standard & Poor's Ratings Group (S&P), Moody's Investors Service (Moody's) and Fitch Investors Service (Fitch) are independent credit-rating agencies that rate our debt securities. These ratings indicate the agencies' assessment of our ability to pay interest and principal when due on our securities.

        On December 19, 2003, Moody's assigned us a speculative liquidity rating of SGL-3, which reflects its view that we have "adequate" liquidity. On January 5, 2004, S&P affirmed its ratings for us and KGE and revised its outlook for us from developing to positive. On March 1, 2004 Fitch raised its ratings for us and KGE and assigned us a stable outlook.

        As of March 1, 2004, ratings with these agencies are as follows:

	Westar Energy Mortgage Bond Rating	Westar Energy Unsecured Debt	KGE Mortgage Bond Rating
S&P	BBB-	BB-	BB+
Moody's	Ba1	Ba2	Ba1
Fitch	BBB-	BB+	BBB-

        In general, less favorable credit ratings make debt financing more costly and more difficult to obtain on terms that are economically favorable to us. Westar Energy and KGE do not have any credit rating conditions in any of the agreements under which our debt has been issued, except for conditions in the agreements governing the sale of our accounts receivable discussed in Note 6 of the Notes to Consolidated Financial Statements, "Accounts Receivable and Variable Interest Entities" contained in the Westar 10-K. We may enter into new credit agreements that contain credit conditions, which could affect our liquidity and/or our borrowing costs.

New Accounting Pronouncements

Accounting for Energy Trading Contracts

        In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends the accounting for derivative instruments, including certain derivative instruments embedded in other contracts for hedging activities, and clarifies which contracts qualify as "normal purchase/normal sale" contracts. SFAS No. 149 also amends certain other existing pronouncements and requires contracts with comparable characteristics to be accounted for similarly. In particular, SFAS No. 149 clarifies when a contract with an initial net investment meets the characteristics of a derivative and when a derivative that contains a financing component will require special reporting in the statement of cash flows. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS No. 149 has not had a material effect on our consolidated results of operations, financial position or cash flows.

        In October 2002, the FASB, through the Emerging Issues Task Force (EITF), reached consensus on EITF Issue No. 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." EITF Issue No. 02-03, in part, rescinded Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." As a result, all new contracts entered into after October 25, 2002 can no longer be marked-to-market and recorded in earnings unless they fall within the scope of SFAS No. 133. We were unaffected by this change in accounting principle and were not required to reclassify any of our contracts since our energy trading contracts qualify as derivative instruments under the guidance of SFAS No. 133. EITF Issue No. 02-03 also requires reporting energy trading contracts and derivatives in the income statement on a net basis effective January 1, 2003, whether the contracts are settled financially or physically. We began classifying our energy trading contracts on a net basis during the third quarter of 2002 and have reclassified all prior periods to reflect this presentation.

        In August 2003, the FASB issued EITF Issue 03-11, "Reporting Realized Gains and Losses on Derivative Instruments that are Subject to the FASB Statement No. 133 and Not "Held For Trading Purposes" as Defined in Issue No. 02-3." The reporting of realized gains and losses on physically settled derivative contracts based on the economic substance of the transaction. Our physically settled transactions are reported on a gross basis in the income statement in accordance with EITF Issue 03-11 guidance.

Potential Accounting Changes

        At its September 9, 2003 meeting, the American Institute of Certified Public Accountants Accounting Standards Executive Committee approved a Statement of Position (SOP), "Accounting for Certain Costs and Activities Related to Property, Plant, and Equipment," subject to the Accounting Standards Executive Committee's positive clearance of certain revisions and the FASB clearance. The revised draft SOP sent to the FASB for clearance provides guidance on accounting for certain costs and activities relating to property, plant and equipment (PP&E). The following principles apply to the accounting for PP&E costs within the scope of the SOP.

        PP&E consists of one or more components, which should be recorded at cost. A PP&E component should be depreciated over its expected useful life. The costs of a replacement component and the component replaced should not concurrently be recorded as assets. The SOP requires that an entity determine the level of component accounting for its PP&E, which should be set no higher than the functional unit level (i.e., a power plant, a building). A component is a tangible part or portion of PP&E that (1) an entity has elected to account for separately as an asset and (2) is expected to provide economic benefit for more than one year. In order for a replacement to be capitalized, the replaced item needs to have been previously separately accounted for as a component. If an entity replaces a part or portion of a separate component that previously has not been accounted for as a separate component, the replacement would be charged to expense. If, however, the entity determines that the replacement will be accounted for as a separate component in the future, this constitutes a change in accounting principle under APB Opinion 20. The method is to be applied consistently from period to period. Indirect, general and administrative costs and occupancy costs should be charged to expense as incurred. Additionally, under provisions of the SOP, major maintenance costs are to be expensed as incurred. Accordingly, we would be required to expense Wolf Creek refueling costs as incurred absent the regulatory treatment afforded these costs by the KCC. Removal costs should be considered costs associated with the removed component rather than any replacement component, and should be charged to expense. The SOP would be effective for fiscal years beginning after December 15, 2004.

OTHER INFORMATION

Sale of Utility Assets

        In August 2003, we sold a portion of our transmission and distribution assets and rights to provide service to approximately 10,000 customers in an area of central Kansas. Total sales proceeds received were $33.3 million and we recorded a gain of $11.9 million, which is included as a reduction in operating and maintenance expenses on our consolidated income statement. We may enter into similar transactions in the future.

City of Wichita Franchise

        On February 10, 2004, the Wichita city council approved a ten-year renewal of the franchise pursuant to which KGE provides retail electric service to the City of Wichita. The new ten-year franchise agreement is on terms that we believe to be reasonably similar to those previously in effect.

Network Integration Transmission Service

        Effective January 1, 2002, we began taking Network Integration Transmission Service under the SPP's Open Access Transmission Tariff. This provides a way for us to participate in a broader market of generation resources. This tariff provides for a zonal rate structure, whereby transmission customers pay a pro rata share, in the form of a reservation charge, for the use of the facilities for each transmission owner that serves them. As a result, the SPP has functional control over our transmission system, although we still own our transmission assets and maintain responsibility for dispatching electricity, providing reliable transmission service, maintaining our transmission system and restoring our transmission system in the event there is a disruption to our system.

        Currently, all revenues collected within an SPP zone for network integration transmission costs are allocated back to the transmission owner serving the zone. In 2003, our transmission costs for the Westar Energy zone were approximately $65.3 million. This amount, less $5.7 million that was retained by the SPP as administration cost, was returned to us as revenues. In 2002, our transmission costs were approximately $65.9 million with an administration cost of $5.8 million retained by the SPP. The SPP administration cost is recovered as part of retail rates and a charge to the applicable wholesale customers taking network integration transmission service. The revenues received are reflected in electric sales, and the related charges are expensed and included in reported operating expense.

Stranded Costs

        Stranded costs for a utility business are commitments or investments in, and carrying costs on, PP&E, contractual obligations and other regulatory assets that exceed the amount that can be recovered in a competitive market. We currently apply accounting standards that recognize the economic effects of rate regulation and record regulatory assets and liabilities related to our electric utility operations. If we determine that we no longer meet the criteria of SFAS No. 71, we may have a material non-cash charge to earnings. Reasons for discontinuing SFAS No. 71 accounting treatment include increasing competition that may restrict our ability to charge prices needed to recover costs already incurred or a significant change by regulators from cost-based rate regulation to another form of rate regulation. We periodically review SFAS No. 71 criteria and believe our net regulatory assets are probable of future recovery. If we discontinue SFAS No. 71 accounting treatment based on competitive or other events, the value of our net regulatory assets and our utility plant investments, particularly Wolf Creek, may be significantly impacted.

        Regulatory changes could adversely impact our ability to recover our investment in these assets. As of December 31, 2003, we have recorded regulatory assets currently subject to recovery in future rates of approximately $411.3 million. Of this amount, $207.8 million is a receivable for income tax benefits previously passed on to customers. The remainder of the regulatory assets are items that may give rise to stranded costs, including asset retirement obligations, loss on reacquired debt, refinancing costs on the LaCygne 2 lease, deferred employee benefit costs, deferred plant costs and coal contract settlement costs.

        In a competitive environment, we may not be able to fully recover our entire investment in Wolf Creek. KGE presently owns 47% of Wolf Creek. We may also have stranded costs related to an inability to recover our environmental remediation costs and long-term fuel contract costs in a competitive environment. If we determine that we have stranded costs and we cannot recover our investment in these assets, our future net utility income will be lower than our historical net utility income has been unless we compensate for the loss of such income with other measures.

Asset Retirement Obligations

        In January 2003, we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires recognition of legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal operation of such assets. Concurrent with the recognition of the liability, the estimated cost of an asset retirement obligation is capitalized and depreciated over the remaining life of the asset. Any income effects are offset by regulatory accounting pursuant to SFAS No. 71.

Legal Liability—Wolf Creek

        On January 1, 2003, we recognized the liability for our 47% share of the estimated cost to decommission Wolf Creek. SFAS No. 143 requires the recognition of the present value of the asset retirement obligation we incurred at the time Wolf Creek was placed into service in 1985. On January 1, 2003, we recorded an asset retirement obligation of $74.7 million. In addition, we increased our property and equipment balance, net of accumulated depreciation, by $10.7 million. We also established a regulatory asset for $64.0 million, which represents the accretion of the liability since 1985 and the increased depreciation expense associated with the increase in plant. The asset retirement obligation is included on our consolidated balance sheets in other long-term liabilities. Costs to retire Wolf Creek are currently being recovered through rates as provided by the KCC.

Non-legal Liability—Cost of Removal

        We have recovered amounts in rates to provide for recovery of the probable costs of removing utility plant assets, but which do not represent legal retirement obligations. The amounts recovered were included as a component of depreciation expense in accordance with the FERC and KCC required ratemaking treatment. With the adoption of SFAS No. 143 we were required to quantify the net cost of removal included in accumulated depreciation. At December 31, 2002, we had $15.2 million included in accumulated depreciation that has been reclassified to other assets. At December 31, 2003, we had $6.6 million in removal costs that have been classified as a regulatory asset. The net amount related to non-legal retirement costs can fluctuate based on amounts related to removal costs recovered compared to removal costs incurred. Therefore, if in the future we recover removal costs in excess of amounts incurred we will recognize a regulatory liability for that amount. We do not anticipate that the adoption of SFAS No. 143 will have any impact on our electric rates.

        See Note 18 of the Notes to Consolidated Financial Statements, "Asset Retirement Obligations," contained in the Westar 10-K, for additional information regarding our asset retirement obligations.

DIVIDENDS AND PRICE RANGE OF COMMON STOCK

Price Range of Common Stock

        Our shares of common stock are traded on the New York Stock Exchange under the symbol "WR." The prices set forth below represent reported last sale prices of our common stock.

	High	Low
Fiscal 2002
First Quarter	$18.00	$15.79
Second Quarter	17.80	14.25
Third Quarter	16.00	9.44
Fourth Quarter	12.02	8.50
Fiscal 2003
First Quarter	$13.04	$9.76
Second Quarter	17.09	12.15
Third Quarter	18.65	15.45
Fourth Quarter	20.49	18.40
Fiscal 2004
First Quarter through March 25	$20.65	$18.25

        The reported last sale price of our common stock on the New York Stock Exchange on March 25, 2004, was $20.65. As of March 25, 2004, there were approximately 31,510 holders of record of our common stock. For more details concerning our dividend policy, see "Dividend Policy" in the accompanying prospectus.

UNDERWRITING

        Citigroup Global Markets Inc., Lehman Brothers Inc. and Wachovia Capital Markets, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of shares
Citigroup Global Markets Inc.	2,625,000
Lehman Brothers Inc.	2,625,000
Wachovia Capital Markets, LLC	2,100,000
J.P. Morgan Securities Inc.	525,000
Credit Suisse First Boston LLC	525,000
BNY Capital Markets, Inc.	525,000
Deutsche Bank Securities Inc.	525,000
A.G. Edwards & Sons, Inc.	525,000
Edward D. Jones & Co., L.P.	525,000

Total	10,500,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $0.44 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.10 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,575,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        We and our executive officers and directors have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. (Citigroup), dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, except that we may issue and sell common stock pursuant to any employee stock option plan, 401(k) plan, stock ownership or incentive plan or dividend reinvestment plan or direct stock purchase plan in effect as of the date of this prospectus supplement, and we may issue common stock upon the conversion of securities or exercise of warrants outstanding as of the date of this prospectus supplement. In addition, our executive officers and directors may enter into the following transactions: (i) the forfeiture or sale of shares of our common stock to discharge income tax liabilities incurred in connection with acquisitions under our equity incentive plans, (ii) certain transfers and pledges provided the transferees and pledgees agree to be bound by the provisions of the lock-up agreement, and (iii) acquisitions in the open market after the completion of this offering. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

        The common stock is listed on the New York Stock Exchange under the symbol "WR."

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

	Paid by Westar Energy, Inc.
	No Exercise	Full Exercise
Per share	$0.723	$0.723
Total	$7,591,500	$8,730,225

        In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, on behalf of the underwriters, repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our portion of the total expenses of this offering will be $550,000.

        The underwriters and their affiliates have performed commercial and investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        A prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

        Certain matters will be passed upon for the Company by Larry D. Irick, Vice President, General Counsel and Corporate Secretary of Westar Energy and by Davis Polk & Wardwell of Menlo Park, California. Mr. Irick is a Westar Energy stockholder and holder of restricted share units. Certain matters will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP of New York, New York.

Prospectus

WESTAR ENERGY, INC.
$400,000,000 Debt Securities
$500,000,000 First Mortgage Bonds
14,000,000 Shares Common Stock ($5.00 par value)

        We may offer and issue debt securities, first mortgage bonds and shares of our common stock from time to time in one or more offerings. This prospectus describes the general terms of these securities and the general manner in which we will offer them. We will provide the specific terms of these securities in supplements to this prospectus. The prospectus supplements will also describe the specific manner in which we will offer these securities and may also supplement, update or amend information contained in this document. You should read this prospectus and the applicable prospectus supplement before you invest.

        We may offer these securities in amounts, at prices and on terms determined at the time of offering. We may sell the securities directly to you, through agents we select, or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell these securities, we will name them and describe their compensation in a prospectus supplement.

        Our common stock is listed on the New York Stock Exchange under the symbol "WR". We have not yet determined whether the other securities that may be offered by this prospectus will be listed on any exchange, inter-dealer quotation system or over-the-counter market. If we decide to seek the listing of any such securities upon issuance, the prospectus supplement relating to those securities will disclose the exchange, quotation system or market on which the securities will be listed.

        Investing in our securities involves risk. See Risk Factors beginning on page 4 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Date of this Prospectus is March 17, 2004

        You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

Prospectus Summary

        This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents we refer you to. You should read the following summary together with the more detailed information and financial statements and the notes to those statements appearing elsewhere in this prospectus. Unless the context otherwise requires, all references in this prospectus to "the company," "we," "us," "our" or similar words are to Westar Energy, Inc., not Westar Energy, Inc. together with its subsidiaries.

The Company

        Westar Energy, Inc., a Kansas corporation incorporated in 1924, is the largest electric utility in Kansas. We, together with our wholly owned subsidiary, Kansas Gas and Electric Company (KGE), provide electric generation, transmission and distribution services to approximately 644,000 customers in Kansas. Westar Energy provides these services in northeastern Kansas, including the Topeka, Lawrence, Manhattan, Salina and Hutchinson metropolitan areas. KGE provides these services in south-central and southeastern Kansas, including the Wichita metropolitan area. Both Westar Energy and KGE conduct business using the name Westar Energy.

        KGE owns a 47% interest in the Wolf Creek Generating Station (Wolf Creek), a nuclear power plant located near Burlington, Kansas, and a 47% interest in Wolf Creek Nuclear Operating Corporation (WCNOC), the operating company for Wolf Creek.

        Westar Industries, Inc. (Westar Industries), our wholly owned subsidiary, owned an 87% interest in Protection One, Inc. (Protection One), a publicly traded company that provides monitored security services, and our investment in Protection One Europe. We sold our interest in Protection One on February 17, 2004, and we sold our interest in Protection One Europe on June 30, 2003. In 2003, we classified our interests in monitored security businesses as discontinued operations. Westar Industries owns other non-material investments.

        Our principal executive offices are located at 818 South Kansas Avenue, Topeka, Kansas 66612. Our telephone number is (785) 575-6300. Our website address is www.wr.com. Information contained in our website is not part of this prospectus.

Disclosure About Forward-Looking Statements

        Certain matters discussed in this prospectus or incorporated by reference into this prospectus are "forward-looking statements." The Private Securities Litigation Reform Act of 1995 has established that these statements qualify for safe harbors from liability. Forward-looking statements may include words like we "believe," "anticipate," "target," "expect," "pro forma," "estimate," "intend" and words of similar meaning. Forward-looking statements describe our future plans, objectives, expectations or goals. Such statements address future events and conditions concerning:

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  capital expenditures,

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  earnings,

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  liquidity and capital resources,

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  litigation,

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  accounting matters,

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  possible corporate restructurings, acquisitions and dispositions,

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  the sale of assets and the issuance of equity proposed in our Debt Reduction and Restructuring Plan approved by the Kansas Corporation Commission on July 25, 2003,

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  a possible new revolving credit facility,

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  compliance with debt and other restrictive covenants,

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  interest rates and dividends,

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  environmental matters,

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  nuclear operations, and

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  the overall economy of our service area.

        What happens in each case could vary materially from what we expect because of such things as:

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  electric utility deregulation or re-regulation,

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  regulated and competitive markets,

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  ongoing municipal, state and federal activities,

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  economic and capital market conditions,

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  changes in accounting requirements and other accounting matters,

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  changing weather,

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  rates, cost recoveries and other regulatory matters,

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  the impact of changes and downturns in the energy industry and the market for trading wholesale electricity,

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  the impact of changes in "Hours of Service" legislation that was enacted in January 2004 on the number of hours during which employees may operate equipment,

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  the impact of the outcome of the notice of violation received on January 22, 2004 from the Environmental Protection Agency and other environmental matters,

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  the outcome of the investigation being conducted by the Federal Energy Regulatory Commission regarding power trades with Cleco Corporation and its affiliates and other energy marketing and transmission transactions,

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  political, legislative, judicial and regulatory developments,

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  the impact of the purported shareholder and employee class action lawsuits filed against us,

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  the impact of our potential liability to David C. Wittig and Douglas T. Lake for unpaid compensation and benefits and the impact of claims they have made against us related to the termination of their employment and the publication of the report of the special committee of the board of directors,

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  the impact of changes in interest rates,

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  changes in, and the discount rate assumptions used for, pension and other post-retirement and post-employment benefit liability calculations, as well as actual and assumed investment returns on pension plan assets,

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  the impact of changing interest rates and other assumptions on our decommissioning liability for Wolf Creek,

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  transmission reliability rules,

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  Kansas Corporation Commission utility service reliability rules,

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  changes in the expected tax benefits and contingent payments resulting from the loss on the sale of our monitored services business,

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  homeland security considerations,

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  coal, natural gas and oil prices, and

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  other circumstances affecting anticipated operations, sales and costs.

        These lists are not all-inclusive because it is not possible to predict all factors. All forward-looking statements are qualified by the risks described in the documents incorporated by reference into this prospectus and any supplement to this prospectus. In addition, investors should consider the other information contained in or incorporated by reference into this prospectus and any prospectus supplement. Any forward-looking statement speaks only as of the date such statement was made, and we are not obligated to update any forward-looking statement to reflect events or circumstances after the date on which such statement was made except as required by applicable laws or regulations.

Risk Factors

        You should carefully consider the risks described below, in the applicable prospectus supplement and in the documents incorporated by reference into this prospectus, before investing in our securities. The risks and uncertainties described below are not the only ones we face. Like other companies in our industry, our consolidated financial results will be impacted by weather, the economy of our service territory and the performance of our customers. Our common stock price and creditworthiness will be affected by national and international macroeconomic trends, general market conditions and the expectations of the investment community, all of which are largely beyond our control. In addition, the following statements highlight risk factors that may affect our consolidated financial condition and results of operations. These are not intended to be an exhaustive discussion of all such risks, and the statements below must be read together with factors discussed elsewhere in this document, in the applicable prospectus supplement, in the documents incorporated by reference into this prospectus.

Our Revenues Depend Upon Rates Determined by the Kansas Corporation Commission

        The Kansas Corporation Commission (KCC) regulates many aspects of our business and operations, including the retail rates that we may charge customers for electric service. Our retail rates are set by the KCC using a cost-of-service approach that takes into account our historical operating expenses, our fixed obligations and recovery of our capital investments, including potentially stranded obligations. Using this approach, the KCC sets rates at a level calculated to recover such costs, adjusted to reflect known and measurable changes, and a permitted return on investment. Other parties to a rate case or the KCC staff may contend that our current rates, or rates proposed in a rate case, are excessive. In July 2003, we entered into a Stipulation that requires us to file a rate case, which may or may not include a request for a change in rates, by May 1, 2005 and to pay customer rebates of $10.5 million on May 1, 2005 and $10.0 million on January 1, 2006. We agreed to the Stipulation and the required rebates to resolve matters related to the approval of our Debt Reduction Plan in a KCC proceeding, including assertions by some parties in the proceeding that our rates are excessive. The rates permitted by the KCC in the rate case will determine our revenues for the succeeding periods and may have a material impact on our consolidated earnings, cash flows and financial position, as well as our ability to maintain our common stock dividend at current levels or to increase our dividend in the future. We are unable to predict the outcome of the rate case.

Some of Our Costs May not be Fully Recovered in Retail Rates

        Our rates, once established by the KCC, remain fixed until changed in a subsequent rate case. We may at any time elect to file a rate case to request a change in our rates or intervening parties may request that the KCC review our rates for possible adjustment, subject to any limitations that may have been ordered by the KCC. Earnings could be reduced to the extent that our operating costs increase more than our revenues during the period between rate cases, which may occur because of maintenance and repair of plants, fuel and purchased power expenses, employee or labor costs, inflation or other factors.

Equipment Failures and Other External Factors Can Adversely Affect Our Results

        The generation and transmission of electricity requires the use of expensive and complicated equipment. While we have a maintenance program in place, generating plants are subject to unplanned outages because of equipment failure. In these events, we must acquire power from others at unpredictable cost in order to supply our customers and perform our contractual agreements. This can increase our costs materially and prevent us from selling excess power at wholesale, thus reducing our profits. In addition, decisions or mistakes by other utilities may adversely affect our ability to use transmission lines to deliver or import power, thus subjecting us to unexpected expenses or to the cost and uncertainty of public policy initiatives. These factors, as well as weather, interest rates, economic conditions, fuel prices and price volatility, are largely beyond our control, but may have a material adverse effect on our consolidated earnings, cash flows and financial position.

Non-Investment Grade Credit Ratings May Increase Our Borrowing Costs

        We are highly leveraged. At December 31, 2003, we had outstanding senior indebtedness of approximately $2.3 billion, consisting primarily of $1.4 billion of first mortgage bonds and debt secured by first mortgage bonds and $869.5 million of unsecured debt, including capital leases. First mortgage bonds are secured by a lien on substantially all of our utility property. A substantial portion of our senior debt is rated "less than investment grade" by the major rating services, which makes our cost of borrowing higher than it is for better rated companies. We have agreed with the KCC that we will reduce the proportion of our capital structure represented by debt from the December 31, 2003 level such that common equity becomes no less than 40% of our capitalization by December 31, 2004, but this may not cause the rating agencies to give us an "investment grade" rating. There can be no assurance that our ratings will be raised before we are required to refinance certain of our indebtedness that matures during the next few years.

We May Have a Material Financial Exposure Under the Clean Air Act and Other Environmental Regulations

        On January 22, 2004, the United States Environmental Protection Agency (EPA) notified us that certain projects completed at Jeffrey Energy Center violated pre-construction permitting requirements under the Clean Air Act. This notification was delivered as part of an investigation by the EPA regarding maintenance activities that have been conducted since 1980 at the three coal-fired plants that we operate. If this matter is not resolved with the EPA, it may be referred to the United States Department of Justice to consider whether to pursue an enforcement action. The remedy for a violation could include fines and penalties and an order to install new emission control systems, the cost of which could be material.

        Our activities are subject to stringent environmental regulation by federal, state, and local governmental authorities. These regulations generally involve effluents into the water, emissions into the air, the use of water, and hazardous substance and waste handling, remediation and disposal, among others. Congress also may consider legislation and the EPA may propose new regulations or change existing regulations that could require us to further restrict or reduce certain emissions at our plants. Legislation, proposed regulations or changes in regulations, if adopted, could impose additional costs on the operation of our power plants. Although we generally recover such costs through our rates, there can be no assurance that we would be able to recover all or any increased costs relating to compliance with environmental regulations from our customers or that our business, consolidated financial condition or results of operations would not be materially and adversely affected. We have made and will continue to make capital and other expenditures to comply with environmental laws and regulations. There can be no assurance that such expenditures will not have a material adverse effect on our business, consolidated financial condition or results of operations.

Competitive Pressures from Electric Industry Deregulation Could Adversely Affect Our Revenues and Reported Earnings

        Neither the Kansas Legislature nor the KCC has taken action in the recent past to establish retail competition in our service territory. We currently apply the accounting principles of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71), to our regulated business and at December 31, 2003 had recorded $397.0 million of regulatory assets, net of regulatory liabilities. In the event that we determined that we could no longer apply the principles of SFAS No. 71, either as a result of the establishment of retail competition in Kansas or an expectation that permitted rates would not allow us to recover these costs, we would be required to record a charge against income in the amount of the remaining unamortized net regulatory assets.

We Face Financial Risks From Our Nuclear Facility

        Risks of substantial liability arise from the ownership and operation of nuclear facilities, including, among others, structural problems at a nuclear facility, the storage, handling and disposal of radioactive materials, limitations on the amounts and types of insurance coverages commercially available and uncertainties with respect to the technological aspects of nuclear decommissioning at the end of their useful lives and anticipated increases in the cost of nuclear decommissioning and costs or measures associated with public safety. In the event of an extended or unscheduled outage at Wolf Creek, we would be required to purchase power in the open market to replace the power normally produced at Wolf Creek and we would have less power available for sale by us in the wholesale markets. Such purchases would subject us to the risk of increased energy prices and, depending on the length of the outage and the level of market prices, could adversely affect our cash flow. If we were not permitted by the KCC to recover these costs, such events could have an adverse impact on our consolidated financial condition.

We May Face Liability In Ongoing Lawsuits and Investigations

        We and certain of our former and present directors and officers are defendants in civil litigation alleging violations of the securities laws. In addition, we continue to cooperate in investigations by a federal grand jury, the SEC and the United States Department of Justice into events at our company during the years prior to 2003. Our former president, chief executive officer and chairman and our former executive vice president and chief strategic officer have asserted significant claims against us in connection with the termination of their employment and the publication of the report of the special committee of our board. Finally, the Federal Energy Regulatory Commission (FERC) is investigating certain activities regarding our energy trading activities and our compliance with the FERC standards of conduct. An adverse result in any of these matters could result in damages, fines or penalties in amounts that could be material and adversely affect our consolidated results and financial condition.

Use of Proceeds

        Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, primarily to fund our operations, to acquire capital equipment and repay debt. Subject to market conditions, we intend to issue $100 million to $250 million of equity as promptly as practicable upon the effectiveness of this registration statement as part of our debt reduction plan. We intend to use the proceeds of any such equity issuance to retire outstanding long-term debt, which may include up to $127 million aggregate principal amount of our 9 3/4% Senior Notes due 2007, and for general corporate purposes.

Ratio Of Earnings To Fixed Charges

        The table below sets forth our ratios of earnings to fixed charges for the periods indicated.

For the Fiscal Years Ended
December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999
1.54	1.26	1.17	1.54	1.26

Earnings consist of earnings from continuing operations, fixed charges and distributed income of equity investees. Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense and the portion of rental expense that represents an interest factor. Earnings from continuing operations consists of income from continuing operations before income taxes, cumulative effects of accounting changes and preferred dividends adjusted for undistributed earnings from equity investees.

Dividend Policy

        Holders of our common stock are entitled to dividends when and as declared by our board of directors. However, prior to the payment of common dividends, dividends must first be paid to the holders of preferred stock based on the fixed dividend rate for each series, and our obligations with respect to mandatorily redeemable preferred securities issued by an affiliated trust must be met.

        Quarterly dividends on common stock and preferred stock normally are paid on or about the first business day of January, April, July and October to shareholders of record as of or about the ninth day of the preceding month. Our board of directors reviews our common stock dividend policy from time to time. Among the factors the board of directors considers in determining our dividend policy are earnings, cash flows, capitalization ratios, regulation, including the KCC's order requiring us to reduce our outstanding debt, competition and financial loan covenants. On February 9, 2004, we declared a first-quarter 2004 dividend of $0.19 per share. We established our dividend at this level in the first quarter of 2003.

        On March 4, 2004, our board of directors announced its current intention to begin restoring our dividend to a level consistent with comparable regulated electric utilities following achievement of the Debt Reduction Plan. Subject to a review of our financial results and dividend policy at the time, the board currently anticipates that it will increase the quarterly dividends payable in January 2005.

        Our Restated Articles of Incorporation, as amended (the Articles), restrict the payment of dividends or the making of other distributions on our common stock while any preferred shares remain outstanding unless certain capitalization ratios and other conditions are met. See "Description of Capital Stock".

Description of Capital Stock

        Our authorized capital stock under the Articles consists of: 150,000,000 shares of common stock, $5.00 par value, 6,000,000 shares of preferred stock, no par value, 600,000 shares of preferred stock, $100.00 par value, and 4,000,000 shares of preference stock, no par value. The following description is a brief summary of certain provisions relating to our capital stock contained in the Articles and does not purport to be complete. This description is qualified in its entirety by reference to the Articles.

Common Stock

        Our authorized common stock consists of 150,000,000 shares, $5.00 par value, of which 73,289,873 shares were issued outstanding as of February 23, 2004. The issued and outstanding shares of common stock are, and any shares of common stock issued will be, fully paid and non-assessable. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. As of February 23, 2004, there were 31,721 holders of record of our common stock. The Articles do not provide for preemptive or other subscription rights of the holders of common stock. We are the transfer agent and registrar for our common stock.

        The provisions of the Articles contain restrictions on the payment of dividends or the making of other distributions on our common stock while any preferred shares remain outstanding unless certain capitalization ratios and other conditions are met. If the ratio of the capital represented by our preference stock and common stock (together, Subordinated Stock) (including premiums on capital stock) and our surplus accounts, to our total capital and our surplus accounts at the end of the second month immediately preceding the date of the proposed payment of dividends, adjusted to reflect the proposed payment (Capitalization Ratio), will be less than 20%, then the payment of the dividends on Subordinated Stock shall not exceed 50% of net income available for dividends for the 12-month period ending with and including the second calendar month immediately preceding the date of the proposed payment. If the Capitalization Ratio is 20% or more but less than 25%, then the payment of dividends on the Subordinated Stock, including the proposed payment, then the payments shall not exceed 75% of its net income available for dividends for such 12-month period. The Capitalization Ratio is calculated using our unconsolidated balance sheets. Except to the extent permitted above, no payment or other distribution may be made that would reduce the Capitalization Ratio to less than 25%. At March 5, 2004, our Capitalization Ratio exceeded 25%.

Preferred Stock

        We are authorized to issue 6,600,000 shares of preferred stock, which may be issued from time to time in one or more series, each such series to have such distinctive designation or title as may be fixed by our board of directors prior to the issuance of any shares thereof. Each series may differ from each other series already outstanding as may be declared from time to time by our board of directors in the following respects: (i) the rate of dividend; (ii) the amount per share, if any, which the preferred stock shall be entitled to receive upon the redemption of such shares, our liquidation, the distribution or sale of assets or our dissolution or winding up; (iii) terms and conditions of conversion, if any; and (iv) terms of sinking fund, redemption or purchase account, if any. As of February 23, 2004, we had three series of $100.00 par value preferred stock outstanding, the 4 1/2% Series (121,613 shares outstanding), the 4 1/4% Series (54,970 shares outstanding) and the 5% Series (37,780 shares outstanding), and no shares of no par value preferred stock were outstanding. Dividends on the preferred stock are cumulative and payable quarterly. Each series of preferred stock is redeemable at any time, in whole or in part, at the redemption price for the such series, plus accrued and unpaid dividends.

        The preferred stock has special voting rights which are triggered when dividends on the stock are in default in an amount equal to four or more quarterly dividends, whether or not consecutive. If dividends are not paid for four or more dividend periods on all series of preferred stock then outstanding, the holders of the preferred stock are entitled to elect the smallest number of directors necessary to constitute a majority of the full board of directors until such unpaid dividends shall be paid.

        We may not, without the consent of the holders of at least two-thirds of the preferred stock then outstanding, voting as a class, (i) define or specify preferences, qualifications, limitations or other rights for authorized but unissued shares of preferred stock superior to those of outstanding shares of such stock (except for differences described in items (i) through (iv) in the first paragraph under the caption "Preferred Stock") or amend, alter, change or repeal any of the express terms or provisions of the then outstanding preferred stock in a manner substantially prejudicial to the holders thereof, or (ii) issue or sell any preferred stock or any class of stock ranking prior to or on a parity with the preferred stock other than in exchange for or for the purpose of effecting the retirement of not less than a like number of shares of preferred stock or shares of stock ranking prior to or on a parity therewith or securities convertible into not less than a like number of such shares unless (a) aggregate capital applicable to common stock and preference stock plus surplus equals the involuntary liquidation preference of all preferred stock and any such other stock ranking prior thereto or on a parity therewith and (b) our net earnings (as defined in the Articles) for a period of 12 consecutive calendar months within the 15 calendar months preceding the date of issuance, available for the payment of dividends, shall be at least two times the annual dividend requirements on the preferred stock and on any such other stock ranking prior thereto or on a parity therewith after giving effect to the proposed issuance, and the net earnings (as defined in the Articles), for the same period, available for payment of interest shall be at least one and one-half times the sum of annual interest requirements and dividend requirements on preferred stock and such other stock ranking prior thereto or on a parity therewith after giving effect to the proposed issuance.

        The Articles also provide that without the consent of the holders of at least a majority of the preferred stock then outstanding, voting as a class, or if more than one-third shall vote negatively, we shall not: (i) merge or consolidate with or into any other corporation; (ii) sell, lease or exchange all or substantially all of our property or assets unless the fair value of our net assets after completion of such transaction shall at least equal the liquidation value of all outstanding shares of preferred stock; or (iii) reacquire or pay any dividends or make any other distribution upon shares of the preference stock or the common stock or any other class of our stock over which the preferred stock has preference with respect to the payment of dividends or the distribution of assets, unless after any such action the sum of (a) the capital represented by our outstanding preference stock, common stock or other stock over which the preferred stock has preference, (b) our earned surplus, and (c) our capital surplus, in each case on an unconsolidated basis, shall not be less than the sum of $10,500,000 plus an amount equal to twice the annual dividend requirement on all outstanding shares of the preferred stock and on any such other stock ranking prior thereto or on a parity therewith.

Preference Stock

        We are authorized to issue 4,000,000 shares of preference stock, which may be issued from time to time in one or more series, each such series to have such distinctive designation or title as may be fixed by the board of directors prior to the issuance of any shares thereof. Each series may differ from each other series already outstanding, as may be declared from time to time by the board of directors, in the following respects: (i) the rate of dividend; (ii) whether shares of preference stock are subject to redemption, and if so, the amount or amounts per share which the shares of such series would be entitled to receive in case of redemption; (iii) the amounts payable in the case of our liquidation, the distribution or sale of our assets or our dissolution or winding up; (iv) terms and conditions of conversion, if any; (v) terms of sinking fund, redemption or purchase account, if any; and (vi) any designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof. There are currently no shares of our preference stock outstanding.

Certain Provisions of Westar Energy's Articles and By-laws

        Article XVII of the Articles requires the affirmative vote of the holders of not less than 80% of the outstanding shares of common and preferred stock entitled to vote and the affirmative vote of the holders of not less than a majority of the outstanding shares of stock entitled to vote held by any stockholders other than any stockholder, together with its affiliates and associates, which becomes the beneficial owner of 10% or more of the outstanding shares entitled to vote (an Interested Stockholder), to approve or authorize certain "business combinations" (including any merger, consolidation, self-dealing transaction, recapitalization or reclassification or issuance of stock) with an Interested Stockholder. This Article does not apply to any business combination with an Interested Stockholder (i) that has been approved by a majority of the directors of the company who were members of our board of directors immediately prior to the time an Interested Stockholder involved in a business combination became an Interested Stockholder, or (ii) in which the cash or fair market value of the consideration offered in such Business Combination is not less than the highest price per share paid by the Interested Stockholder in acquiring any of its holdings of each class of our capital stock.

        The Articles and By-laws, as amended (the By-laws) provide for a classified board of directors consisting of not less than seven nor more than fifteen directors. The directors are divided into three classes as nearly equal in number as may be, and directors are elected to serve a term of three years. Under the By-laws, directors may be removed only for cause as set forth therein. Provisions in the By-laws relating to the classified board of directors and removal of directors may only be amended, altered or repealed by the affirmative vote of at least 80% of the outstanding shares entitled to vote in any election.

Description of Debt Securities

        This prospectus describes certain general terms and provisions of our debt securities. The debt securities will be issued under an indenture, which we refer to as the "indenture", dated August 1, 1998 between us and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, as trustee (the trustee). The indenture does not limit the amount of debt securities that can be issued thereunder and provides that the debt securities may be issued from time to time in one or more series pursuant to the terms of one or more securities resolutions or supplemental indentures creating such series.

        We have summarized below the material provisions of the indenture and the debt securities or indicated which material provisions will be described in the related prospectus supplement. These descriptions are only summaries, and you should refer to the indenture itself which describes completely the terms and definitions summarized below and contains additional information about the debt securities.

Terms

        When we offer to sell a particular series of debt securities, we will describe the specific terms of the securities in a prospectus supplement. The prospectus supplement will set forth the following terms, as applicable, of the debt securities offered thereby: (1) the designation, aggregate principal amount, currency or composite currency and denominations; (2) the price at which such debt securities will be issued and, if an index formula or other method is used, the method for determining amounts of principal or interest; (3) the maturity date and other dates, if any, on which principal will be payable; (4) the interest rate (which may be fixed or variable), if any; (5) the date or dates from which interest will accrue and on which interest will be payable, and the record dates for the payment of interest;

(6) the manner of paying principal and interest; (7) the place or places where principal and interest will be payable; (8) the terms of any mandatory or optional redemption by the company or any third party including any sinking fund; (9) the terms of any conversion or exchange; (10) the terms of any redemption at the option of holders or put by the holders; (11) any tax indemnity provisions; (12) if the debt securities provide that payments of principal or interest may be made in a currency other than that in which debt securities are denominated, the manner for determining such payments; (13) the portion of principal payable upon acceleration of a Discounted Debt Security (as defined below); (14) whether and upon what terms debt securities may be defeased; (15) any events of default or covenants in addition to or in lieu of those set forth in the indenture; (16) provisions for electronic issuance of debt securities or for debt securities in uncertificated form; and (17) any additional provisions or other special terms not inconsistent with the provisions of the indenture, including any terms that may be required or advisable under United States or other applicable laws or regulations, or advisable in connection with the marketing of the debt securities.

        Debt securities of any series may be issued as registered debt securities, bearer debt securities or uncertificated debt securities, and in such denominations as specified in the terms of the series.

        In connection with its original issuance, no bearer security will be offered, sold or delivered to any location in the United States, and a bearer security in definitive form may be delivered in connection with its original issuance only upon presentation of a certificate in a form prescribed by the company to comply with United States laws and regulations.

        Registration of transfer of registered debt securities may be requested upon surrender thereof at any agency of the company maintained for that purpose and upon fulfillment of all other requirements of the agent.

        Securities may be issued under the indenture as Discounted Debt Securities to be offered and sold at a substantial discount from the principal amount thereof. Special United States federal income tax and other considerations applicable thereto will be described in the prospectus supplement relating to such Discounted Debt Securities. "Discounted Debt Security" means a security where the amount of principal due upon acceleration is less than the stated principal amount.

Ranking

        The debt securities will be unsecured and will rank on a parity with all of our existing and future unsecured senior debt. The debt securities will be senior to any existing and future indebtedness which by its terms is made subordinate to the debt securities.

        We only have a stockholder's claim on the assets of our subsidiaries. This stockholder's claim is junior to the claims that creditors of our subsidiaries have against our subsidiaries. Holders of our debt securities are our creditors and not creditors of any of our subsidiaries. As a result, all the existing and future liabilities of our subsidiaries, including any claims of their creditors, are effectively senior to the debt securities with respect to the assets of our subsidiaries.

        The debt securities are our obligations exclusively. To the extent that our ability to service our debt, including the debt securities, may be dependent upon the earnings of our subsidiaries, our ability to do so will be dependent on the ability of our subsidiaries to distribute those earnings to us as dividends, loans or other payments.

        The debt securities are unsecured obligations. Our secured debt is effectively senior to the debt securities to the extent of the value of the assets securing such secured debt. Substantially all of our utility assets are subject to liens under the mortgage pursuant to which we have issued our first mortgage bonds.

Certain Covenants

        Any covenants which may apply to a particular series of debt securities will be described in the prospectus supplement relating thereto.

Successor Obligor

        The indenture provides that, unless otherwise specified in the securities resolution or supplemental indenture establishing a series of debt securities, the company shall not consolidate with or merge into, or transfer all or substantially all of its assets to, any person in any transaction in which the company is not the survivor, unless: (1) the person is organized under the laws of the United States or a State thereof or is organized under the laws of a foreign jurisdiction and consents to the jurisdiction of the courts of the United States or a State thereof; (2) the person assumes by supplemental indenture all the obligations of the company under the indenture, the debt securities and any coupons; (3) all required approvals of any regulatory body having jurisdiction over the transaction shall have been obtained; and (4) immediately after the transaction no Default (as defined) exists. The successor shall be substituted for the company, and thereafter all obligations of the company under the indenture, the debt securities and any coupons shall terminate.

Exchange of debt securities

        Registered debt securities may be exchanged for an equal aggregate principal amount of registered debt securities of the same series and date of maturity in such authorized denominations as may be requested upon surrender of the registered debt securities at an agency of the company maintained for such purpose and upon fulfillment of all other requirements of such agent.

Default and Remedies

        Unless the securities resolution or supplemental indenture establishing the series otherwise provides (in which event the prospectus supplement will so state), an "Event of Default" with respect to a series of debt securities will occur if:

          (1)   the company defaults in any payment of interest on any debt securities of such series when the same becomes due and payable and the default continues for a period of 60 days;

          (2)   the company defaults in the payment of the principal and premium, if any, of any debt securities of such series when the same becomes due and payable at maturity or upon redemption, acceleration or otherwise and such default shall continue for five or more days;

          (3)   the company defaults in the payment or satisfaction of any sinking fund obligation with respect to any debt securities of such series as required by the securities resolution or supplemental indenture establishing such series and the default continues for a period of 60 days;

          (4)   the company defaults in the performance of any of its other agreements applicable to the series and the default continues for 90 days after the notice specified below;

          (5)   the company pursuant to or within the meaning of any Bankruptcy Law:

            (A)  commences a voluntary case,

            (B)  consents to the entry of an order for relief against it in an involuntary case,

            (C)  consents to the appointment of a custodian for it or for all or substantially all of its property, or

            (D)  makes a general assignment for the benefit of its creditors;

          (6)   a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

            (A)  is for relief against the company in an involuntary case,

            (B)  appoints a Custodian for the company or for all or substantially all of its property, or

            (C)  orders the liquidation of the company, and the order or decree remains unstayed and in effect for 60 days; or

          (7)   there occurs any other Event of Default provided for in such series.

        The term "Bankruptcy Law" means Title 11, U.S. Code or any similar Federal or State law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or a similar official under any Bankruptcy Law.

        "Default" means any event which is, or after notice or passage of time would be, an Event of Default. A Default under subparagraph (4) above is not an Event of Default until the trustee or the holders of at least 33 1/3% in principal amount of the series notify the company of the Default and the company does not cure the Default within the time specified after receipt of the notice.

        The trustee may require indemnity satisfactory to it before it enforces the indenture or the debt securities of the series. Subject to certain limitations, holders of a majority in principal amount of the debt securities of the series may direct the trustee in its exercise of any trust or power with respect to such series. Except in the case of Default in payment on a series, the trustee may withhold from securityholders of such series notice of any continuing Default if the trustee determines that withholding notice is in the interest of such Securityholders. The company is required to furnish the trustee annually a brief certificate as to the company's compliance with all conditions and covenants under the indenture.

        The failure to redeem any debt securities subject to a Conditional Redemption (as defined in the indenture) is not an Event of Default if any event on which such redemption is so conditioned does not occur and is not waived before the scheduled redemption date.

        The indenture does not have a cross-default provision. Thus, a default by the company on any other debt, including any other series of debt securities, would not constitute an Event of Default.

Amendments and Waivers

        The indenture and the debt securities or any coupons of the series may be amended, and any default may be waived as follows:

        Unless the securities resolution or supplemental indenture otherwise provides (in which event the applicable prospectus supplement will so state), the debt securities and the Indenture may be amended with the consent of the holders of a majority in principal amount of the debt securities of all series affected voting as one class. Unless the securities resolution or supplemental indenture otherwise provides (in which event the applicable prospectus supplement will so state), a Default on a particular series may be waived with the consent of the holders of a majority in principal amount of the debt securities of the series. However, without the consent of each securityholder affected, no amendment or waiver may (1) reduce the amount of debt securities whose holders must consent to an amendment or waiver, (2) reduce the interest on or change the time for payment of interest on any debt security, (3) change the fixed maturity of any debt security, (4) reduce the principal of any non-Discounted Debt Security or reduce the amount of the principal of any Discounted Debt Security that would be due on acceleration thereof, (5) change the currency in which the principal or interest on a debt security is payable, (6) make any change that materially adversely affects the right to convert any debt security, or (7) waive any Default in payment of interest on or principal of a debt security.

        Without the consent of any securityholder, the indenture or the debt securities may be amended: to cure any ambiguity, omission, defect or inconsistency; to provide for assumption of company obligations to securityholders in the event of a merger or consolidation requiring such assumption; to provide that specific provisions of the indenture shall not apply to a series of debt securities not previously issued; to create a series and establish its terms; to provide for a separate trustee for one or more series; or to make any change that does not materially adversely affect the rights of any securityholder.

Legal Defeasance and Covenant Defeasance

        Debt securities of a series may be defeased in accordance with their terms and, unless the securities resolution or supplemental indenture establishing the terms of the series otherwise provides, as set forth below. The company at any time may terminate as to a series all of its obligations (except for certain obligations, including obligations with respect to the defeasance trust and obligations to register the transfer or exchange of a debt security, to replace destroyed, lost or stolen debt securities and coupons and to maintain paying agencies in respect of the debt securities) with respect to the debt securities of the series and any related coupons and the indenture (legal defeasance). The company at any time may terminate as to a series its obligations with respect to any restrictive covenants which may be applicable to a particular series (covenant defeasance).

        The company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the company exercises its legal defeasance option, a series may not be accelerated because of an Event of Default. If the company exercises its covenant defeasance option, a series may not be accelerated by reference to any covenant which may be applicable to a series.

        To exercise either defeasance option as to a series, the company must (i) irrevocably deposit in trust (the defeasance trust) with the trustee (or another trustee) money or U.S. Government Obligations, deliver a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due on the deposited U.S. Government Obligations, without reinvestment, plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal and interest when due on all debt securities of such series to maturity or redemption, as the case may be, and (ii) comply with certain other conditions. In particular, the company must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders for Federal income tax purposes.

        "U.S. Government Obligations" means direct obligations of the United States or any agency or instrumentality of the United States, the payment of which is unconditionally guaranteed by the United States, which, in either case, have the full faith and credit of the United States pledged for payment and which are not callable at the issuer's option, or certificates representing an ownership interest in such obligations.

Regarding the Trustee

        Unless otherwise indicated in a prospectus supplement, the indenture trustee will also act as transfer agent and paying agent with respect to the debt securities. The company may remove the indenture trustee with or without cause if the company so notifies the indenture trustee three months in advance and if no Default occurs during the three-month period. The indenture trustee provides services for the company as a depository of funds, registrar, trustee and similar services.

Description of First Mortgage Bonds

        The first mortgage bonds will be issued under and secured by the Mortgage and Deed of Trust, dated July 1, 1939, between us and BNY Midwest Trust Company, as successor to Harris Trust and

Savings Bank, as trustee (the trustee), as supplemented and amended by supplemental indentures. The original mortgage, as so supplemented and amended, we will refer to as the mortgage. All the first mortgage bonds issued or issuable under the mortgage are referred to as the "bonds." We have summarized below the material provisions of the mortgage and the bonds or indicated which material provisions will be described in the related prospectus supplement. These descriptions are only summaries, and you should refer to the mortgage itself which describes completely the terms and definitions summarized below and contains additional information about the bonds.

Issuance of Additional Bonds

        The bonds, when issued may rank equally with the bonds of other series then outstanding, and may be issued having dates, maturities, interest rates, redemption prices and other terms as may be determined by our board of directors. Additional bonds may be issued under the mortgage in principal amounts not exceeding the sum of:

          (1)   60% (so long as any bonds issued prior to January 1, 1997 remain outstanding, and thereafter 70%) of the net bondable value of property additions not subject to an unfunded prior lien;

          (2)   the principal amount of bonds retired or to be retired (except out of trust monies); and

          (3)   the amount of cash deposited with the trustee for such purpose, which may thereafter be withdrawn upon the same basis that additional bonds are issuable under (1) or (2) above.

        Additional bonds may not be issued on the basis of property additions subject to an unfunded prior lien.

        In addition to the restrictions discussed above, so long as any bonds issued prior to January 1, 1997 remain outstanding, additional bonds may not be issued unless our unconsolidated net earnings available for interest, depreciation and property retirements for a period of any 12 consecutive months during the period of 15 calendar months immediately preceding the first day of the month in which the application for authentication and delivery of additional bonds is made shall have been not less than the greater of two times the annual interest charges on, and 10% of the principal amount of, all bonds then outstanding, all additional bonds then applied for, all outstanding prior lien bonds and all prior lien bonds, if any, then being applied for.

        The net earnings test referred to in the previous paragraph need not be satisfied to issue additional bonds:

  •
  on the basis of property additions subject to an unfunded prior lien which simultaneously will become a funded prior lien, if application for the issuance of the additional bonds is made at any time after a date two years prior to the date of the maturity of the bonds secured by the prior lien, and

  •
  on the basis of the payment at maturity of bonds heretofore issued by us, or the redemption, conversion or purchase of bonds, after a date two years prior to the date on which those bonds mature.

        We have reserved the right to amend the mortgage to eliminate the foregoing requirement. See "—Modification of the Mortgage."

Release and Substitution of Property

        The mortgage provides that, subject to various limitations, property may be released from the lien thereof on the basis of cash deposited with the trustee, bonds or purchase money obligations delivered to the trustee, prior lien bonds delivered to the trustee, or unfunded net property additions certified to the trustee. The mortgage also permits the withdrawal of cash against the certification to the trustee of gross property additions at 100%, or the net bondable value of property additions at 60% (so long as any bonds issued prior to January 1, 1997 remain outstanding, and thereafter 70%), or the deposit with the trustee of bonds we have acquired. The mortgage contains special provisions with respect to the release of all or substantially all of our gas and electric properties. We have reserved the right to amend the mortgage to change the release and substitution provisions. See "—Modification of the Mortgage."

Priority and Security

        The bonds when issued, will be secured, equally and ratably with all of the bonds now outstanding or hereafter issued under the mortgage, by the lien on substantially all of our fixed property and franchises purported to be conveyed by the mortgage including after-acquired property of the character intended to be mortgaged property, subject to the exceptions referred to below, to certain minor leases and easements, permitted liens, exceptions and reservations in the instruments by which we acquired title to our property and the prior lien of the trustee for compensation, expenses and liability.

        Excepted from the lien of the mortgage are:

  •
  cash and accounts receivable;

  •
  contracts or operating agreements;

  •
  securities not pledged under the mortgage;

  •
  electric energy, gas, water, materials and supplies held for consumption in operation or held in advance of use for fixed capital purposes; and

  •
  merchandise, appliances and supplies held for resale or lease to customers.

        There is further expressly excepted any property of any other corporation, all the securities of which may be owned or later acquired by us. The lien of the mortgage does not apply to property of KGE so long as KGE remains our wholly owned subsidiary, to the stock of KGE owned by us or to the stock of any of our other subsidiaries. The mortgage permits our consolidation or merger with, or the conveyance of all or substantially all of our property to, any other corporation; provided, that the successor corporation assumes the due and punctual payment of the principal and interest on the bonds of all series then outstanding under the mortgage and assumes the due and punctual performance of all the covenants and conditions of the mortgage.

Ranking

        We only have a stockholder's claim on the assets of our subsidiaries. This stockholder's claim is junior to the claims that creditors of our subsidiaries have against our subsidiaries. Holders of our bonds are our creditors and not creditors of any of our subsidiaries. As a result, all the existing and future liabilities of our subsidiaries, including any claims of their creditors, are effectively senior to the bonds with respect to the assets of our subsidiaries.

        The bonds are our obligations exclusively. To the extent that our ability to service our debt, including the bonds, may be dependent upon the earnings of our subsidiaries, our ability to do so will be dependent on the ability of our subsidiaries to distribute those earnings to us as dividends, loans or other payments.

Modification of the Mortgage

        The mortgage may be modified or altered, subject to our rights and obligations and the rights of holders of bonds, by the written consent of the holders of at least 60% in principal amount of all of the bonds outstanding thereunder, and, if the rights of one or more, but less than all, series of bonds then outstanding are to be affected by action taken pursuant to such consent, then also by consent of the holders of at least 60% in principal amount of each series of bonds so affected. No modification or alteration may be made which will permit the extension of the time or times of payment of the principal of, and premium, if any, or interest (including additional interest) on any bond or a reduction in the rate of interest thereon, or otherwise affect the terms of payment of the principal of, and premium, if any, or interest (including additional interest) on any bond or a reduction in the rate of interest thereon or reduce the percentages required for the taking of any action thereunder. Bonds owned by us or any affiliated corporation are excluded for the purpose of any vote, determination of a quorum or consent.

        The mortgage also provides that without the consent of any holder of any bond issued thereunder, the right of such holder to receive payment of the principal of, and premium, if any, or interest (including additional interest) on, on or after the respective due dates expressed in such bond, or to institute suit for the enforcement of any payment on or after such respective due dates shall not be impaired or affected.

        We have reserved the right, subject to appropriate corporate action, but without the consent or other action of holders of bonds of any series created after January 1, 1997, to make amendments to the mortgage to permit, unless an event of default shall have happened and be continuing, or shall happen as a result of making or granting an application:

          1.     the release from the lien of the mortgage of any mortgaged property if the fair value of all of the property constituting the trust estate (excluding the mortgaged property to be released but including any mortgaged property to be acquired by us with the proceeds of, or otherwise in connection with, such release) equals or exceeds an amount equal to 10/7ths of the aggregate principal amount of outstanding bonds and any prior lien bonds outstanding at the time of such release;

          2.     in the event we are unable to obtain a release of property as described in clause (1), the release from the lien of the mortgage of any property constituting part of the trust estate if the fair value thereof is less than 1/2 of 1% of the aggregate principal amount of bonds and prior lien bonds outstanding at the time of such release; provided, that the property released pursuant to this clause (2) in any period of 12 consecutive calendar months shall not exceed 1% of such bonds and prior lien bonds;

          3.     the deletion of the net earnings test for the issuance of additional bonds or merging into another company;

          4.     the deletion of a financial test to be met by another corporation in the event of our consolidation or merger into or our sale of our property as an entirety or substantially as an entirety to such other corporation; and

          5.     the deletion of the requirement to obtain an independent engineer's certificate in connection with certain releases of property from the lien of the mortgage.

Events of Default

        An event of default under the mortgage includes:

  •
  default in the payment of the principal of any bond when the same shall become due and payable, whether at maturity or otherwise;

  •
  default continuing for 30 days in the payment of any installment of interest on any bond or in the payment or satisfaction of any sinking fund obligation;

  •
  default in performance or observance of any other covenant, agreement or condition in the mortgage continuing for a period of 60 days after written notice to us thereof by the trustee or by the holders of not less than 15% of the aggregate principal amount of all bonds then outstanding;

  •
  failure to discharge or stay within 30 days a final judgment against us for the payment of money in excess of $100,000; and

  •
  certain events in bankruptcy, insolvency or reorganization.

        The trustee is required, within 90 days after the occurrence thereof, to give to the holders of the bonds notice of all defaults known to the trustee unless such defaults shall have been cured before the giving of such notice; provided, however, that except in the case of default in the payment of the principal of, and premium, if any, or interest (including additional interest) on any of the bonds, or in the payment or satisfaction of any sinking or purchase fund installment, the trustee shall be protected in withholding notice if and so long as the trustee in good faith determines that the withholding of notice is in the interests of the holders of the bonds. The trustee is under no obligation to defend or initiate any action under the mortgage which would result in the incurring of non-reimbursable expenses unless one or more of the holders of any of the outstanding bonds furnishes the trustee with reasonable indemnity against such expenses. In the event of a default, the trustee is not required to act unless requested to act by holders of at least 25% in aggregate principal amount of the bonds then outstanding. In addition, a majority of the holders of the bonds have the right to direct all proceedings under the mortgage provided the trustee is indemnified to its satisfaction.

Global Securities

        We may issue the debt securities and bonds of any series in the form of one or more fully registered global securities that will be deposited with a depositary or with a nominee for a depositary identified in the prospectus supplement relating to such series and registered in the name of the depositary or its nominee. In that case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of outstanding registered securities of the series to be represented by such global securities. Unless and until the depositary exchanges a global security in whole for securities in definitive registered form, the global security may not be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any of its nominees to a successor of the depositary or a nominee of such successor.

        If not described below, any specific terms of the depositary arrangement with respect to any portion of a series of securities to be represented by a global security will be described in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

        Ownership of beneficial interests in a global security will be limited to persons that have accounts with the depositary for such global security ("participants") or persons that may hold interests through participants. Upon the issuance of a global security, the depositary for such global security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal or face amounts of the securities represented by such global security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such securities. Ownership of beneficial interests in such global security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary for such global security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in global securities. So long as the depositary for a global security, or its nominee, is the registered owner of such global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such global security for all purposes under the indentures or a supplemental indenture under the mortgage. Except as set forth below, owners of beneficial interests in a global security will not be entitled to have the securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of such securities in definitive form and will not be considered the owners or holders thereof under the indentures or a supplemental indenture under the mortgage. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of the depositary for such global security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under either indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under either the indenture or a supplemental indenture under the mortgage, the depositary for such global security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

        Principal, premium, if any, and interest payments on debt securities or bonds represented by a global security registered in the name of a depositary or its nominee will be made to such depositary or its nominee, as the case may be, as the registered owner of such global security. We and the trustees or any of our or their agents will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that the depositary for any debt securities or bonds represented by a global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or commodities to holders in respect of such global security, will immediately credit participants' accounts in amounts proportionate to their respective beneficial interests in such global security as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

        If the depositary for any debt securities or bonds represented by a global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and we do not appoint a successor depositary registered as a clearing agency under the Exchange Act within 90 days, we will issue such debt securities or bonds in definitive form in exchange for such global security. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities or bonds of a series represented by one or more global securities and, in such event, will issue debt securities or bonds of such series in definitive form in exchange for all of the global security or securities representing such debt securities or bonds. Any debt securities or bonds issued in definitive form in exchange for a global security will be registered in such name or names as the depositary shall instruct the relevant trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in such global security.

Plan of Distribution

        We may sell the securities being offered hereby in four ways:

  •
  directly to purchasers;

  •
  through agents;

  •
  through underwriters; and

  •
  through dealers.

        We may directly solicit offers to purchase securities, or we may designate agents to solicit such offers. We will, in the prospectus supplement relating to such offering, name any agent that could be viewed as an underwriter under the Securities Act of 1933 and describe any commissions we must pay. Any such agent will be acting on a best efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

        If any underwriters or agents are utilized in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement or other agreement with them at the time of sale to them, and we will set forth in the prospectus supplement relating to such offering their names and the terms of our agreement with them.

        If a dealer is utilized in the sale of the securities in respect of which the prospectus is delivered, we will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

        Remarketing firms, agents, underwriters and dealers may be entitled under agreements which they may enter into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        In order to facilitate the offering of the securities, any underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities or any other securities the prices of which may be used to determine payments on such securities. Specifically, any underwriters may overallot in connection with the offering, creating a short position for their own accounts. In addition, to cover overallotments or to stabilize the price of the securities or of any such other securities, the underwriters may bid for, and purchase, the securities or any such other securities in the open market. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. Any such underwriters are not required to engage in these activities, and may end any of these activities at any time.

Legal Matters

        As to matters governed by Kansas Law, Larry D. Irick, Vice President, General Counsel and Corporate Secretary of Westar Energy and, as to matters governed by New York law, Davis Polk & Wardwell will pass upon the validity of the securities to be offered by this prospectus. Mr. Irick is a Westar Energy stockholder and holder of restricted share units.

Experts

        The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to changes in the Company's accounting policies: in 2003 the Company changed its method of accounting for asset retirement obligations and consolidation of variable interest entities; its method of accounting for goodwill and other intangible assets, and impairment of long-lived assets in 2002; and accounting for derivative contracts and hedging activities in 2001), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of ONEOK, Inc. and its subsidiaries incorporated by reference in this prospectus from the Company's Annual Report on Form 10-K for the year ended December 31, 2003 and 2002 and for each of the years in the three year period ended December 31, 2003 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP refers to a change in accounting for asset retirement obligations, stock-based compensation, and contracts involved in energy trading and risk management activities in 2003, for goodwill and other intangible assets in 2002, and for derivative instruments and hedging activities in 2001.

About This Prospectus

        This prospectus is part of one or more registration statements that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under this process, we may, from time to time, sell the debt securities, bonds and common stock described in this prospectus in one or more offerings with a total offering price not to exceed $400,000,000 in the case of our debt securities, $500,000,000 in the case of our bonds and no more than 14,000,000 shares of our common stock.

Where You Can Find More Information

        We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Please call the SEC at 1-800-SEC-0330 for further information regarding its public facilities. Our SEC filings, including the complete registration statement of which this prospectus is a part and all of the exhibits to it are also available to the public from the SEC's website at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those previously filed documents. The information incorporated by reference in this prospectus is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities we are offering. Any statement contained in a previously filed document incorporated by reference into this prospectus is deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in a subsequently filed document also incorporated by reference in this prospectus, modifies or supercedes that statement:

          (a)   Our Annual Report on Form 10-K for the year ended December 31, 2003; and

          (b)   Our Current Reports on Form 8-K filed February 17, 2004, February 26, 2004 and March 16, 2004.

          You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Westar Energy, Inc.
818 South Kansas Avenue
Topeka, Kansas 66612
Attn: Investor Relations
(785) 575-1898

10,500,000 Shares

Westar Energy, Inc.

Common Stock

PROSPECTUS SUPPLEMENT
March 25, 2004

Citigroup
Lehman Brothers
Wachovia Securities

JPMorgan
Credit Suisse First Boston
BNY Capital Markets, Inc.
Deutsche Bank Securities
A.G. Edwards & Sons, Inc.
Edward D. Jones & Co., L.P.

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PROSPECTUS SUPPLEMENT SUMMARY
Our Company
Our Strategy
Our Electric Utility Operations
Significant Business Developments During 2003
Recent Developments
The Offering
USE OF PROCEEDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DIVIDENDS AND PRICE RANGE OF COMMON STOCK Price Range of Common Stock
UNDERWRITING
LEGAL MATTERS

Prospectus Summary
Disclosure About Forward-Looking Statements
Risk Factors
Use of Proceeds
Ratio Of Earnings To Fixed Charges
Dividend Policy
Description of Capital Stock
Certain Provisions of Westar Energy's Articles and By-laws
Description of Debt Securities
Description of First Mortgage Bonds
Global Securities
Plan of Distribution
Legal Matters
Experts
About This Prospectus
Where You Can Find More Information